Park Place
Suite 3400 - 666 Burrard Street

Vancouver, British Columbia V6C 2X8

2021 ANNUAL GENERAL AND SPECIAL MEETING	Notice of Annual General and Special Meeting of Shareholders Management Information Circular Form of Proxy Annual Financial Statement Request Form Report to Shareholders
Place:	In a virtual-only format conducted via live audio webcast at https://web.lumiagm.com/431696046
Time:	2:00 p.m. (Vancouver time)
Date:	June 11, 2021

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact B2Gold Corp.'s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Outside North America: 416-304-0211

Email: assistance@laurelhill.com

B2GOLD CORP.

CORPORATE DATA

Head Office

Suite 3400 - 666 Burrard Street, Park Place

Vancouver, British Columbia V6C 2X8

Directors and Officers

Robert Cross - Chair and Director

Robert Gayton - Director

Jerry Korpan - Director

Bongani Mtshisi - Director

Kevin Bullock - Director

George Johnson - Director

Robin Weisman - Director

Liane Kelly - Director

Clive Johnson - Chief Executive Officer, President and Director

Roger Richer - Executive Vice President, General Counsel and Secretary

Mike Cinnamond - Senior Vice President, Finance and Chief Financial Officer

Tom Garagan - Senior Vice President, Exploration

Dennis Stansbury - Senior Vice President, Engineering and Project Evaluations

William Lytle - Senior Vice President, Operations

Ian MacLean - Vice President, Investor Relations

Dale Craig - Vice President, Operations

Eduard Bartz -Vice President, Taxation and External Reporting

Victor King - Vice President, Exploration

Brian Scott - Vice President, Geology and Technical Services

John Rajala - Vice President, Metallurgy

Neil Reeder - Vice President, Government Relations

Dana Rogers - Vice President, Finance

Randy Reichert - Vice President, Operations

Randall Chatwin - Vice President, Associate General Counsel

Kerry Suffolk - Treasurer

Peter Gibson - Group Financial Controller

Registrar and Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Legal Counsel

Lawson Lundell LLP
1600 - 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants
Suite 1400, 250 Howe Street
Vancouver, British Columbia V6C 3S7

Listing

Toronto Stock Exchange:  Symbol "BTO"
NYSE American:  Symbol "BTG"
Namibian Stock Exchange:  Symbol "B2G"

B2GOLD CORP.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

to be held on June 11, 2021

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the shareholders ("Shareholders") of B2GOLD CORP. ("B2Gold" or the "Company") will be held in a virtual-only format conducted via live audio webcast online at https://web.lumiagm.com/431696046 on Friday, June 11, 2021 (the "Meeting Date"), at 2:00 p.m. (Vancouver time) for the following purposes:

1. To receive and consider the audited annual consolidated financial statements for 2020.

2. To set the number of directors of the Company at nine.

3. To elect directors of the Company for the ensuing year.

4. To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Auditor of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration.

5. To approve, with or without variation, an ordinary resolution ratifying, confirming and approving certain amendments to the Company's advance notice policy.

6. To approve, with or without variation, an ordinary resolution approving certain matters relating to the Company's 2018 Stock Option Plan, as defined and more particularly described in the accompanying Management Information Circular of the Company dated May 7, 2021 (the "Information Circular").

7. To vote, on a non-binding advisory basis, on a resolution to accept the Company's approach to executive compensation, as more particularly described and set forth in the Information Circular.

8. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

The board of directors of the Company (the "Board" or the "Board of Directors") has fixed the close of business on April 27, 2021, as the record date (the "Record Date") for determining Shareholders who are entitled to receive notice and to vote at the Meeting or any adjournment of the Meeting. No person who becomes a Shareholder of the Company after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

IMPORTANT NOTICE

Out of an abundance of caution, to proactively deal with potential issues arising from the unprecedented public health impact of coronavirus disease 2019 ("COVID-19"), the Meeting is currently scheduled to take place in a virtual-only format conducted via live audio webcast online at https://web.lumiagm.com/431696046. As such, registered and non-registered Shareholders will not be able to attend the Meeting in person and the Company strongly encourages all registered and non-registered Shareholders who wish to attend and participate in the Meeting to carefully follow the procedures described in the Information Circular to ensure they can attend and participate in the Meeting virtually via live audio webcast online at https://web.lumiagm.com/431696046.

Notice and Access

This Information Circular is being sent to Shareholders using Notice and Access, the delivery procedures that allow the Company to send Shareholders paper copies of a notice of meeting and form of proxy or voting instruction form, while providing Shareholders access to electronic copies of the Information Circular over the internet or the option to receive paper copies of the Information Circular if they so request within the prescribed time periods ("Notice and Access"). For more information, please refer to the Notice and Access Notification delivered to you.

Meeting Materials

Accompanying this Notice of Meeting are: (i) the Information Circular; (ii) a form of proxy; and (iii) an annual financial statement request form.

The Information Circular provides information relating to the matters to be addressed at the Meeting. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to June 11, 2021, being the date of the Meeting, subject to the Company's and its registered and records office's compliance with all restrictions and limitations imposed pursuant to any applicable laws, regulations and policies relating to, or in connection with, COVID-19. For public health reasons and for the safety of each person, Shareholders are strongly encouraged to access copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting under the Company's profile on SEDAR at https://www.sedar.com, on EDGAR at https://www.sec.gov/, on the Company's website at https://www.b2gold.com or by contacting Ian MacLean, Vice President of Investor Relations, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 (Tel: 604-681-8371).

Voting

If you are a registered Shareholder, you may attend, participate and vote at the Meeting online via live audio webcast at https://web.lumiagm.com/431696046, provided you are connected to the internet and comply with all of the requirements set out in the Information Circular.

If you are a registered Shareholder and are unable to participate online via the live webcast of the Meeting, in order for your proxy to be valid and your votes to be counted, you must date, execute and return the accompanying form of proxy to the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on Wednesday, June 9, 2021, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered Shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting online.

Non-registered Shareholders will be able to attend, participate in and vote at the Meeting online via live audio webcast at https://web.lumiagm.com/431696046 if they duly appoint themselves as proxyholder through the method specified by their intermediary and comply with all of the requirements set out in the Information Circular relating to that appointment and registration. If a non-registered Shareholder does not comply with these requirements, that non-registered Shareholder will be able to attend the Meeting online as a guest but will not be able to vote or ask questions at the Meeting online.

Shareholder Questions

For more detailed information and instructions on voting, please refer to the Information Circular.

Shareholders who have questions, including with respect to Notice and Access, or need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 7th day of May, 2021.

BY ORDER OF THE BOARD "Clive Johnson" Clive Johnson President, Chief Executive Officer and Director

ADDITIONAL INFORMATION	54

SCHEDULE "A" DESCRIPTION OF B2GOLD'S EQUITY COMPENSATION PLANS	A-1

SCHEDULE "B" STOCK OPTION PLAN	B-1

SCHEDULE "C" AMENDED ADVANCE NOTICE POLICY	C-1

SCHEDULE "D" BOARD CHARTER	D-1

SCHEDULE "E" CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	E-1

B2GOLD CORP.
INFORMATION CIRCULAR

Dated as of May 7, 2021

IMPORTANT NOTICE

Out of an abundance of caution, to proactively deal with potential issues arising from the unprecedented public health impact of coronavirus disease 2019 ("COVID-19"), the Annual General and Special Meeting (the "Meeting") of the shareholders ("Shareholders") of B2Gold Corp. ("B2Gold" or the "Company") is currently scheduled to take place in a virtual-only format conducted via live audio webcast online at https://web.lumiagm.com/431696046 on June 11, 2021 (the "Meeting Date") at 2:00 p.m. (Vancouver time). As such, Shareholders will not be able to attend the Meeting in person and the Company strongly encourages all Shareholders who wish to attend and participate in the Meeting to carefully follow the procedures described in this Information Circular to ensure they can attend and participate in the Meeting virtually via live audio webcast online at https://web.lumiagm.com/431696046.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the Meeting or in the event that you experience any technical difficulties and are unable to access the Meeting for any reason.

The contents and the sending of this Information Circular have been approved by the board of directors of the Company (the "Board" or the "Board of Directors"). The Company reports its financial results in United States dollars. All references to "$" or "dollars" in this Information Circular refer to Canadian dollars unless otherwise indicated. References to "US$" or "U.S. dollars" are used to indicate United States dollar values.

This Information Circular includes certain forward-looking information. Please refer to "Cautionary Note Regarding Forward-Looking Information" attached as Schedule "E" hereto.

NOTICE AND ACCESS

This Information Circular is being sent to both Registered Shareholders and Non-Registered Shareholders (as defined below) of common shares in the capital of the Company ("Common Shares") using Notice and Access, the delivery procedures that allow the Company to send Shareholders paper copies of a notice of meeting and form of proxy or voting instruction form ("VIF"), while providing Shareholders access to electronic copies of the Information Circular over the internet or the option to receive paper copies of the Information Circular if they so request within the prescribed time periods. For more information, please refer to the Notice and Access Notification delivered to you.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting to be held on the Meeting Date, being June 11, 2021, at 2:00 p.m. (Vancouver time) in a virtual-only format conducted via live audio webcast online at https://web.lumiagm.com/431696046 or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by the directors, officers and regular employees of the Company at a nominal cost to the Company.

Laurel Hill Advisory Group ("Laurel Hill") is acting as the Company's proxy solicitation agent. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill at 1-877-452-7184 toll free in North America, or 416-304-0211 (outside North America) or by e-mail at assistance@laurelhill.com. The Company will be paying Laurel Hill a fee of $40,000, plus reasonable out-of-pocket expenses.

The cost of solicitation will be borne by the Company. Except as required by statute, regulation or policy thereunder, the Company does not reimburse Shareholders, nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals an authorization to execute each form of proxy.

VOTING PROCEDURES

Please carefully review and follow the voting instructions below based on whether you are a Registered or Non-Registered Shareholder of the Company:

  You are a "Registered Shareholder" if you have a share certificate registered in your name, representing the Common Shares.
  You are a "Non-Registered Shareholder" if you hold Common Shares through a broker, agent, nominee or other intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

REGISTERED SHAREHOLDER VOTING

Option 1 - Voting by Proxy

If the instructions in a form of proxy given to the proxy nominee are certain, the Common Shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the Common Shares represented by a proxy given to the proxy nominee will be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular and for the election of the nominees of management for directors and for the appointment of the Auditor.

A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for such Shareholder on such Shareholder's behalf at the online Meeting other than the persons designated in the form of proxy, and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

A proxy will not be valid unless it is signed by the Registered Shareholder, or by the Registered Shareholder's attorney with proof that they are authorized to sign. If you represent a Registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual Registered Shareholder, or as an officer or attorney of a Registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy by fax or mail to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare") at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on June 9, 2021, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if the Meeting is adjourned (the "proxy cut-off time"). Late proxies may be accepted by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Option 2 - Voting Virtually at the Meeting via Internet Webcast at https://web.lumiagm.com/431696046

Registered Shareholders and duly appointed proxyholders may virtually attend the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of Chrome, Firefox, Safari, Edge or Internet Explorer. Registered Shareholders and duly appointed proxyholders attending the Meeting online must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected to the internet for the duration of the Meeting.

Registered Shareholders and duly appointed proxyholders wishing to attend and to vote virtually at the Meeting should not complete or return the proxy form and should instead follow these steps:

1. Log into https://web.lumiagm.com/431696046 on the Meeting Date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

2. Click on "I have a Login".

3. Enter your 15-digit Control Number as your username (located on the form of proxy or in the email notification you received).

4. Enter the Password: "b2gold2021" (case sensitive).

Registered Shareholders who have duly appointed a proxyholder to attend and vote at the Meeting online MUST register the appointed proxyholder with Computershare by visiting http://www.computershare.com/B2Gold on or before 2:00 p.m. (Vancouver time) on June 9, 2021. Computershare will ask for the appointed proxyholder's contact information and will send such appointed proxyholder a user ID number or username via email shortly after this deadline and then may proceed with the steps above to log into the virtual Meeting.

Registered Shareholders should note that if they participate and vote on any matter at the virtual Meeting they will revoke any previously submitted proxy.

NON-REGISTERED SHAREHOLDER VOTING

The information set forth in this section is of significant importance to many Shareholders of the Company as a substantial number of Shareholders are Non-Registered Shareholders because they do not hold their Common Shares in their own names.

This Information Circular and the accompanying materials are being sent to Registered Shareholders and Non-Registered Shareholders. Non-Registered Shareholders should note that only proxies deposited by Registered Shareholders, Shareholders whose names appear on the share register of the Company, will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of an intermediary, typically the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which company acts as a nominee for many Canadian brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client may only be voted (for or against resolutions) in accordance with instructions received from the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for Non-Registered Shareholders.

Option 1 - Voting by Instruction

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings. Each broker or intermediary has its own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy or VIF supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or intermediary) how to vote on behalf of the Non-Registered Shareholder.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's proxy to represent your Common Shares at the Meeting. The completed VIF must be returned by mail (using the return envelope provided) or by facsimile. Alternatively, Non-Registered Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder's representative.

The Company may utilize Broadridge's QuickVoteTM system to assist Shareholders with voting their Common Shares. Certain Non-Registered Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

A Non-Registered Shareholder who receives a VIF or form of proxy cannot use that form to vote Common Shares directly at the Meeting. The VIF or form of proxy must be returned following the instructions set out on the form well in advance of the Meeting in order to have the Common Shares voted at the Meeting on your behalf.

Accordingly, each Non-Registered Shareholder should:

(a) carefully review the VIF or form of proxy and voting procedures that the Shareholder's broker, agent, nominee or other intermediary has furnished with this Information Circular; and

(b) provide instructions as to the voting of the Shareholder's Common Shares in accordance with those voting procedures.

Option 2 - Voting Virtually at the Meeting via Internet Webcast at https://web.lumiagm.com/431696046

Non-Registered Shareholders wishing to attend and to vote at the Meeting online or appoint a person (who need not be a Shareholder) to attend and act for him, her or it and on his, her or its behalf should instead follow these steps:

1. Appoint yourself or the desired person to act on your behalf as a proxyholder. Non-Registered Shareholders who wish to attend the Meeting online via the live audio webcast must enter their own names in the blank space on the VIF or form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

2. Register with Computershare. Non-Registered Shareholders must register themselves or the appointed proxyholder with Computershare by visiting https://www.computershare.com/B2Gold on or before 2:00 p.m. (Vancouver time) on June 9, 2021. Computershare will ask for the Non-Registered Shareholder's or appointed proxyholder's contact information and will send such Shareholder or appointed proxyholder a user ID number or username via email shortly after this deadline.

3. Log into https://web.lumiagm.com/431696046 on the Meeting Date at least 15 minutes before the start of the Meeting. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

4. Click on "I have a Login".

5. Enter your user ID number or username, which Computershare will have provided to you by email, and enter the Password: "b2gold2021" (case sensitive).

Notwithstanding the foregoing, Non-Registered Shareholders located in the United States will generally have to first obtain a valid legal proxy from their intermediary and will need to submit such legal proxy to Computershare at 8th Floor North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by email at: uslegalproxy@computershare.com. For further details, Non-Registered Shareholders located in the United States should contact his, her or its intermediary directly. Additionally, requests for registration from Non-Registered Shareholders located in the United States that wish to attend and vote at the Meeting online must be deposited with Computershare by visiting http://www.computershare.com/B2Gold on or before 2:00 p.m. (Vancouver time) on June 9, 2021. Once such legal proxy is deposited with Computershare in accordance with these instructions, such Shareholder should receive from Computershare a user ID number or username via email shortly after this deadline and may then proceed with following instructions 3, 4 and 5 above.

If a Non-Registered Shareholder does not comply with these requirements, such Non-Registered Shareholder will be able to attend the Meeting online as a guest but will not be able to vote or ask questions at the Meeting online.

QUESTIONS AT THE MEETING

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year's Meeting virtually. It is anticipated that Registered Shareholders and proxyholders (including Non-Registered Shareholders who have appointed themselves as proxyholder) will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Upon Shareholders logging into the virtual meeting platform, they will have the opportunity to start submitting questions prior to the Meeting and will continue to have the opportunity to submit questions during the Meeting. Questions may be sent to the Chair of the Meeting using the online Q&A tool on the meeting portal. Only Registered Shareholders and duly appointed proxyholders will be able to submit questions. Guests will not be able to submit questions.

To ask a question, please follow the steps outlined below:

1. Tap on the icon and then type your question.

2. Compose your question and then press the send to deliver your question to the Chair.

3. Once you have pressed the send icon in Step 2, confirmation that your question has been received by the Chair will appear.

Questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Company as they would be at a shareholders meeting that was being held in person. As at an in-person meeting, to ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order.

As part of the Meeting, the Company will hold a Q&A session during which the Chair and the Company's senior management intend to answer questions submitted during the Meeting.

DIFFICULTIES ACCESSING THE MEETING

Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting.

If you are accessing the Meeting you must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the Meeting and vote during the live webcast, you should consider voting your shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting.

ASSISTANCE WITH VOTING

Shareholders who need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

REVOCABILITY OF PROXIES AND CHANGE OF PROXIES

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received by the registered office of the Company by fax at (604) 669-1620 or by mail at Lawson Lundell LLP, 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the Meeting Date or any adjournment thereof. Further, Registered Shareholders may change the way they have voted by proxy by sending a new proxy prior to the proxy cut-off time to revoke their previous vote. The latest proxy received by Computershare will be the only one that is valid.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation. Registered Shareholders may attend and vote virtually at the Meeting, and if they do so, any voting instructions they previously gave for such Common Shares will be revoked.

Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders can change their vote by contacting their broker or intermediary in sufficient time prior to the Meeting, and prior to their broker's or intermediary's cut-off time, to arrange to change the vote and, if necessary, revoke the proxy.

Shareholders who have questions or need assistance with voting their shares may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Board of Directors has fixed the close of business on April 27, 2021 as the Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or at any adjournment thereof. As at the Record Date, 1,051,938,729 Common Shares were issued and outstanding. Each Common Share outstanding on the Record Date carries the right to one vote. The Company will arrange for the preparation of a list of the Registered Shareholders on such Record Date. Each Registered Shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such Shareholder's name; Registered Shareholders holding Common Shares for the benefit of Non-Registered Shareholders are required to vote such shares as directed by the Non-Registered Shareholders, as more particularly described above.

The quorum for the transaction of business at the Meeting is two persons present at the Meeting who hold, or represent by proxy, in aggregate at least 5% of the issued and outstanding Common Shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, there is no person or company that beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

BUSINESS OF THE MEETING

Election of Directors

The Company's Articles provide that the number of directors to be elected will be the number determined by ordinary resolution. The Board of Directors presently consists of nine directors, all of whom are being proposed for re-election at the Meeting. Accordingly, the Board of Directors is recommending that the number of directors of the Company be set at nine. Each of the nine persons whose name appears below is proposed by the Board of Directors to be nominated for election as a director of the Company to serve until the next annual general meeting of the Company or until such person otherwise ceases to hold office.

Majority Voting for Directors

The Company has a policy (the "Majority Voting Policy") which requires, unless there is a contested election, any nominee for election as a director who receives a greater number of votes "withheld" than votes "for" such nominee's election to tender his or her resignation to the Chair of the Board of Directors immediately following the Meeting. The Corporate Governance and Nominating Committee will consider the resignation and make a recommendation to the Board. Absent exceptional circumstances, the Board will accept the resignation. The Board of Directors will make its final decision and announce the decision in a news release within 90 days following the Meeting. The applicable director will not participate in any deliberations regarding such directors' resignation offer.

Advance Notice of Director Nominations

The Company has adopted a policy (the "Advance Notice Policy"), which was approved by the Board on April 22, 2014, and ratified, confirmed and approved by the Shareholders on June 13, 2014. The Advance Notice Policy was subsequently amended by the Board on March 13, 2018 to implement certain non-material, clarifying amendments of a housekeeping nature.

Through the Advance Notice Policy, the directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all Shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing Shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide Shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual general and/or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual general and/or special meeting of Shareholders.

On February 23, 2021 and April 28, 2021, as part of its continuous review of the Company's corporate governance practices, the Board approved certain amendments (the "Amendments") to the Advance Notice Policy (the "Amended Advance Notice Policy"), subject to ratification, confirmation and approval by the Shareholders as outlined below under "Business of the Meeting - Confirmation and Approval of the Amended Advance Notice Policy".

The Amendments are intended to bring the Company's advance notice provisions in greater conformity with institutional investor recommended guidelines and corporate governance best practices, and are consistent with the requirements of the Company's constating documents and applicable law. The Amendments are not intended to prevent nominations of directors by the Shareholders or otherwise have a negative impact on Shareholders' interests. For further details regarding the Amendments, see "Business of the Meeting - Confirmation and Approval of the Amended Advance Notice Policy".

No director nominations have been made by the Shareholders in connection with the Meeting under the terms of the Advance Notice Policy as at the date of this Information Circular.

Nominees

The persons named below will be presented for election at the Meeting as management's nominees. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the election of these nominees. Each director elected will hold office until the next annual general meeting of the Company or until such director's successor is elected or appointed, unless such director's office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the "BCBCA"). Management does not contemplate that any of the proposed nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the Common Shares represented by properly executed proxies given in favour of management's nominee(s) may be voted by the person designated by management of the Company in the enclosed form of proxy, in such person's discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including his or her province or state and country of residence, position with the Company, his or her present and past principal occupation or employment for the past five years, the date of first appointment as a director, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person, all of which information is at the date of this Information Circular. In addition, please refer to "Executive Compensation - Director Compensation" on page 38 of this Information Circular for further details on each director's current shareholdings pursuant to the Company's Share Ownership Guidelines (as defined below).

Name, Position, Province/State and Country of Residence(1)	Principal Occupation and Occupation During the Past Five Years(1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed(2)
Clive Johnson, Director, President and Chief Executive Officer British Columbia, Canada	President and Chief Executive Officer of B2Gold Corp.	December 17, 2006	3,372,103(3)
Robert Cross, Director, Chair(5)(6) British Columbia, Canada	Serves as independent director and, in some cases, non-executive Chair of public companies, principally in the resource sector	October 22, 2007	96,660
Robert Gayton, Director(4)(5)(6) British Columbia, Canada	Consultant to various public companies since 1987	October 22, 2007	195,000
Jerry Korpan, Director(4)(6)(7) London, England	Director of several public natural resource companies	November 20, 2007	2,700,000
Bongani Mtshisi, Director(5)(7) Gauteng, South Africa	CEO of BSC Resources Ltd. from October 2005 to present, a company that is involved in the exploration and development of copper and nickel commodities in South Africa	December 22, 2011	22,800
Kevin Bullock, Director(4) Ontario, Canada	President, CEO and Director of Anaconda Mining Inc.; formerly Chief Executive Officer and director of Mako Mining Corp.	December 20, 2013	73,867
George Johnson, Director(7) Washington, USA	Director of several public natural resource companies; formerly Senior Vice President, Operations at B2Gold until April 2015	March 15, 2016	500,000
Robin Weisman, Director(6)(7) Virginia, USA	Principal investment officer of International Finance Corporation until June 2017. Non-Executive Director of several companies in the natural resource sector since 2017	October 23, 2017	2,000
Liane Kelly, Director(7) Ontario, Canada	Professional engineer and international development specialist in the mining sector. Corporate Social Responsibility consultant to B2Gold until June 2020; formerly Director of Geosoft Inc.	January 1, 2020	Nil

Notes:

(1) The information as to the residency and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) In addition to the Common Shares held by Clive Johnson as noted in the table above, Mr. Johnson is also a trustee (together with Roger Richer, Executive Vice President, General Counsel and Secretary, and Tom Garagan, Senior Vice President, Exploration) of an incentive plan (the "B2Gold Incentive Plan") that holds 1,705,000 Common Shares. The Common Shares are held pursuant to a declaration of trust dated June 29, 2007 between the Company and the trustees, which was established, prior to the Company becoming a reporting issuer, to hold Common Shares purchased by the trustees to be allocated to directors, officers, employees and service providers of the Company as determined by the trustees. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by Mr. Johnson as set forth in the table above includes 426,250 Common Shares that are held pursuant to such declaration of trust.

(4) Member of the Audit Committee.

(5) Member of the Compensation Committee.

(6) Member of the Corporate Governance and Nominating Committee.

(7) Member of the Health, Safety, Environmental, Social and Security Committee.

Cease Trade Orders or Bankruptcies

No proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Penalties or Sanctions

No proposed director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Appointment of Auditor

Management of the Company will propose the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditor of the Company to hold office until the next annual meeting of the Company and will also propose that the directors of the Company be authorized to fix the remuneration to be paid to the Auditor.

PricewaterhouseCoopers LLP was first appointed Auditor of the Company on September 18, 2007. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditor of the Company, and to authorize the directors of the Company to fix their remuneration.

Confirmation and Approval of the Amended Advance Notice Policy

On February 23, 2021 and April 28, 2021, the Board of Directors adopted the Amended Advance Notice Policy, a copy of which shows the Amendments is attached to this Information Circular as Schedule "C", subject to the ratification, confirmation and approval of Shareholders at the Meeting.

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a "proposal" made in accordance with Division 7 of Part 5 of the BCBCA; or (ii) a requisition of the Shareholders made in accordance with section 167 of the BCBCA.

The following is a summary of the substantive Amendments to the Advance Notice Policy and is qualified in its entirety by the full text of the Amended Advance Notice Policy:

  Under the previous Advance Notice Policy, where an annual meeting of Shareholders is to be held not less than 50 days after the first public announcement thereof, a director nomination notice must be provided at least 30 but no more than 65 days prior to the date of the meeting. Under the Amended Advance Notice Policy, (i) if Notice and Access (as defined in the Notice of Meeting) is used for delivery of proxy related materials in respect of such a meeting, a director nomination notice must be provided not less than 40 days prior to the date of the meeting, and (ii) the requirement that a director nomination notice be provided no more than 65 days prior to the meeting has been removed.

  The previous Advance Notice Policy provided that an adjournment or postponement of a meeting of Shareholders, or an announcement thereof, would not commence a new time period for the giving of notice. The Amended Advance Notice Policy removes this restriction and provides that a new time period will commence in the event of an adjournment or postponement of a meeting of Shareholders, or the announcement thereof.

  Under the Amended Advance Notice Policy, a provision has been added requiring the nominating Shareholder to provide disclosure, in the nominating Shareholder's notice in respect of each individual being nominated, regarding any agreements, arrangements or understandings between the proposed nominee and the nominating Shareholder and any other party in connection with the election of such proposed nominee, consistent with disclosure requirements applicable to the Company under applicable corporate and securities laws.

  The previous Advance Notice Policy provided the Board with discretion to require a proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director, or that could be material to a reasonable Shareholder's understanding of the independence of such proposed nominee. The Amended Advance Notice Policy removes this provision from the policy.

The Amended Advance Notice Policy will increase Shareholders' rights, be beneficial from a governance perspective and more closely align with recommenced corporate governance practices of certain proxy advisory firms.

Confirmation and Approval Required for Amended Advance Notice Policy

At the Meeting, the Shareholders will be asked to approve, with or without variation, the following by ordinary resolution (the "Amended Advance Notice Policy Resolution"):

"IT IS RESOLVED, as an ordinary resolution that:

1. the amended Advance Notice Policy (the "Amended Advance Notice Policy") of the Company, substantially as described in, and in the form attached to, the management information circular of the Company dated May 7, 2021 (the "Information Circular"), is hereby ratified, confirmed and approved;

2. the Board of Directors of the Company is authorized in its absolute discretion to administer the Amended Advance Notice Policy and amend or modify the Amended Advance Notice Policy in accordance with its terms and conditions; and

3. any one director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution."

If the Amended Advance Notice Policy is approved at the Meeting, the Amended Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. If the Amended Advance Notice Policy is not approved at the Meeting, the previous Advance Notice Policy, absent the proposed Amendments, will continue to be in effect from and after the termination of the Meeting.

The Board of Directors recommends that Shareholders vote FOR the Amended Advance Notice Policy Resolution. Unless otherwise instructed, common shares represented by proxies in favour of management will be voted FOR the Amended Advance Notice Policy Resolution.

Approval of Certain Matters Relating to the 2018 Stock Option Plan

In 2007, the Company adopted a stock option plan (the "2007 Plan") for the benefit of officers, directors, employees and consultants of the Company and any associated, affiliated, controlled or subsidiary company. The purpose of the Plan is to provide eligible persons with an opportunity to purchase Common Shares and to benefit from the appreciation in the value of such Common Shares. The stock option plan increases the Company's ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options ("Options"), to benefit from the growth of the Company.

In 2010, the Company amended and restated the 2007 Plan (the "2010 Plan"), which 2010 Plan was approved by Shareholders on June 25, 2010. Since then, the Board has approved: (i) an amendment and restatement of the 2010 Plan on May 6, 2011 (the "2011 Plan"), which 2011 Plan was approved by Shareholders on June 10, 2011; (ii) an amendment and restatement of the 2011 Plan on May 14, 2014 (the "2014 Plan"), which 2014 Plan was approved by Shareholders on June 13, 2014; (iii) an amendment and restatement of the 2014 Plan on May 7, 2015 (the "2015 Plan"), which 2015 Stock Plan was approved by Shareholders on June 12, 2015; and (iv) an amendment and restatement of the 2015 Plan on June 8, 2018 (the "2018 Stock Option Plan").

On May 5, 2020, the Board approved certain amendments to the 2018 Stock Option Plan (the "2020 Amendments") in accordance with the amendment provisions of the 2018 Stock Option Plan and the applicable rules of the Toronto Stock Exchange (the "TSX"), which amendments did not require Shareholder approval, as follows:

  a decrease in the maximum number of Common Shares issuable pursuant to the 2018 Stock Option Plan, together with the Common Shares issuable pursuant to all of the Company's other previously established and outstanding or proposed security based compensation arrangements pursuant to which Common Shares may be issuable, in aggregate (collectively, "All Company Plans"), from 8.0% to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time;

  a decrease in the maximum number of Common Shares issuable to insiders at any time pursuant to the 2018 Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, from 8.0% to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant; and

  a decrease in the maximum number of Common Shares issued to insiders within any one-year period pursuant to the 2018 Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, from 8.0% to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant.

The 2020 Amendments were approved by the Board and the TSX.

On April 28, 2021, the Board approved certain additional administrative amendments to the 2018 Stock Option Plan in accordance with the amendment provisions of the 2018 Stock Option Plan and the applicable rules of the TSX, which amendments did not require Shareholder approval, including the following:

  an amendment to reduce the maximum option term for Options granted on or after April 28, 2021 from 10 years to five years from the first business day after the grant date;

  an amendment to eliminate an exception in Section 11 to the double-trigger change of control provisions in the event of a take-over bid. Under Section 11, holders of Options are entitled to receive notice of a take-over bid for the purpose of exercising their Options to tender to a bid. Section 11 will no longer apply to Options granted on or after April 28, 2021. This amendment will make the change of control provisions in the 2018 Stock Option Plan more consistent with the change of control provisions in the Company's Restricted Share Unit Plan (the "RSU Plan"); and

  an amendment to clarify that in the event of a change of control in which the acquiring company agrees to assume all of the obligations of the Company under the 2018 Stock Option Plan, the Board, rather than the board of the acquiror, can determine whether such assumption is consistent with the objectives of the 2018 Stock Option Plan. This amendment aligns Section 5.1(b)(i) with the equivalent provision in the Company's RSU Plan,

(collectively, the "2021 Amendments").

The terms of the 2018 Stock Option Plan, as amended by the 2021 Amendments, are described in Schedule "A" to this Information Circular, and a blacklined copy of the 2018 Stock Option Plan, showing all of the 2021 Amendments, is attached as Schedule "B" to this Information Circular.

The 2018 Stock Option Plan is a "rolling" stock option plan. As at December 31, 2020, the 2018 Stock Option Plan provided that the maximum number of Common Shares issuable under All Company Plans, including the 2018 Stock Option Plan, is a number equal to 5.3% of the number of issued and outstanding Common Shares on a non-diluted basis at any time.

As at December 31, 2020, there were 16,852,620 Options issued and outstanding under the 2018 Stock Option Plan, representing approximately 1.6% of the Company's issued and outstanding share capital as at that date. Under the 2018 Stock Option Plan, and taking into account the issued Options as at December 31, 2020, together with:

  the 5,174,894 restricted share units ("RSUs") which were available for grant under the Company's RSU Plan, representing approximately 0.50% of the Company's then issued and outstanding share capital;

  the 19,825,106 RSUs which had been granted and remained outstanding under the RSU Plan (which do not include the 4,334,362 RSUs which were issued and had not yet been redeemed), representing approximately 1.89% of the Company's then issued and outstanding share capital, and the 1,795,706 performance share units ("PSUs") which had been granted and remained outstanding under the Performance Share Unit Plan (the "PSU Plan"), representing approximately 0.17% of the Company's then issued and outstanding share capital,

19,348,447 Common Shares were available for future Option awards, representing approximately 1.84% of the Company's issued and outstanding share capital as at December 31, 2020, assuming that PSUs are vested on a 100% basis.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution to approve certain matters relating to the 2018 Stock Option Plan, as more particularly described below.

Approval Required for Certain Matters Relating to the 2018 Stock Option Plan

Options that have been granted pursuant to the 2018 Stock Option Plan are referred to as "allocated Options"; whereas Options that are available for grant, but not yet been granted, are referred to as "unallocated Options". Pursuant to the rules and policies of the TSX, all unallocated options, rights or other entitlements under a listed corporation's security based compensation arrangement that does not have a fixed maximum aggregate number of securities issuable, such as the 2018 Stock Option Plan, must be approved every three years by a majority of both the listed corporation's directors and its Shareholders. Accordingly, the unallocated Options under the 2018 Stock Option Plan must be approved by a majority of both the Company's directors and by its Shareholders.

Consequently, Shareholders will be asked at the Meeting to, among other things, consider, and if thought advisable, pass an ordinary resolution to approve all unallocated rights, Options and other entitlements under the 2018 Stock Option Plan (the "Stock Option Plan Resolution").

To be effective, the Stock Option Plan Resolution must be approved by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting. The full text of the Stock Option Plan Resolution is set out below.

In the event that the Stock Option Plan Resolution is not passed by the requisite number of votes cast at the Meeting, all allocated Options under the 2018 Stock Option Plan, being those Options that have been granted prior to the date of this Meeting but not yet exercised, will be unaffected; however, all unallocated Options, rights or other entitlements under the 2018 Stock Option Plan will be cancelled, the Company will not have an operative incentive stock option plan and the Board will not be able to issue additional Options from the date of this Meeting until such time another stock option plan is created and approved by the Shareholders and the TSX.

If the Shareholders approve the Stock Option Plan Resolution, the 2018 Stock Option Plan, as amended by the 2021 Amendments, will be approved and authorized until June 11, 2024.

The Stock Option Plan Resolution

The Stock Option Plan Resolution, which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation, is as follows:

"IT IS RESOLVED, as an ordinary resolution that:

1. all unallocated options, rights and other entitlements issuable pursuant to the 2018 Stock Option Plan are hereby ratified, approved and confirmed;

2. the Company has the ability to continue granting options under the 2018 Stock Option Plan until June 11, 2024, being the date that is three years from the date of the shareholder meeting at which this approval is being sought; and

3. any one director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution."

The Board of Directors of the Company recommends that Shareholders vote FOR the Stock Option Plan Resolution. Unless otherwise instructed, Common Shares represented by proxies in favour of management will be voted FOR the Stock Option Plan Resolution.

Advisory Vote on Executive Compensation

The Company endorses a "pay for performance" approach for executive compensation in order to reinforce the linkages between compensation and the Company's strategic objectives and risk management processes. We believe that a "pay for performance" philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company's values while also delivering on its corporate objectives, thereby aligning executives' interests with those of our Shareholders. For a detailed discussion of the Company's executive compensation program, please see "Executive Compensation" below.

The purpose of the "Say on Pay" advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:

"IT IS RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders of the Company accept the approach to executive compensation disclosed in the Information Circular delivered in advance of the Meeting."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. In the event that the "Say on Pay" advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board's approach to compensation in the context of those concerns.

The Company will disclose the results of the Shareholder "Say on Pay" advisory vote as a part of its report on voting results for the Meeting.

The Board of Directors recommends that Shareholders vote FOR the approach to executive compensation. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the advisory resolution to support the Company's approach to executive compensation.

EXECUTIVE COMPENSATION

Dear Fellow Shareholders,

On behalf of the Compensation Committee of the Board of Directors (the "Compensation Committee") and the Board, I am pleased to share with you our report on executive compensation. The Compensation Committee believes that the Company's executive compensation program is directly linked to the experience of our Shareholders. Our compensation program demonstrates a pay for performance philosophy that motivates executives to take a long-term view to Shareholder value creation. This long-term view is facilitated by:

  the careful selection of short-term operational and development milestones that build incrementally on the Company's long-term strategy;

  the heavy weighting of "at-risk" compensation for our executives that directly ties their interests to those of our Shareholders. Roughly 60% of our Named Executive Officers' (as defined below) compensation is delivered by way of equity-based incentives (70% for our Chief Executive Officer), with a significant portion of that value linked to our PSU program that only pays out at target levels and above when we significantly exceed the shareholder returns of our peers. When all elements of our executive compensation plan are considered, 80% of total compensation for our Named Executive Officers is "at-risk" (please see "Executive Compensation - Compensation Discussion & Analysis - Target Executive Pay Mix" in this Information Circular for additional details); and

  the significant ownership position that our executives hold in the Company's Common Shares. Many of our key senior executives are founders of the Company and their 14 years of investment and commitment to the Company demonstrates the long-term view that they and the balance of the executive team have to the Company and its Shareholders. Our executive team owns roughly 1.4% of the Company's Common Shares and when one looks at both the executive team and the Board of Directors and includes both beneficially-owned shares and share-equivalent compensation, combined ownership levels rise to 2% of the Common Shares. For additional information regarding the Common Share ownership of our leadership team please see "Executive Compensation - Share Ownership Guidelines" in this Information Circular.

The Compensation Committee believes it is the combination of the factors listed above, strong operational execution - especially in light of the COVID-19 pandemic this past year - and disciplined capital allocation that have driven the Company's outperformance versus both gold prices and the shareholder return performance of the majority of the Company's peers (as measured by the S&P/TSX Global Gold Index) over the past 10 years, as seen in the chart below.

*Source: Bloomberg/Canaccord Genuity

B2Gold's performance in 2020

The B2Gold Board and executive team is very proud of our employees' dedication and resilience in the face of the ongoing COVID-19 pandemic and believe that the Company's culture of treating all its stakeholders with fairness, respect and transparency has contributed to the safe and virtually unimpeded operations in all of our locations. This successful approach is reflected again in the Company's record performance in 2020. Despite the challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong growth in 2020, with the achievement of B2Gold's twelfth consecutive year of record annual gold production and associated revenue.

Highlights

  Record annual consolidated gold production1  of 995,258 ounces (excluding 45,479 attributable ounces from Calibre Mining Corp. ("Calibre")), at the upper end of our guidance range of between 955,000 and 1,005,000 ounces.

  The Fekola Mine continued to outperform expectations in 2020 with the successful commissioning of the mill expansion weeks ahead of schedule and the production of an annual record of 622,518 ounces of gold, exceeding the upper end of its guidance range (of between 590,000 - 620,000 ounces). Between the commencement of Fekola's operations in September 2017 and December 31, 2020, the Fekola Mine has produced over 1.6 million ounces of gold (which is 155,000 ounces more than originally forecast under Fekola's Definitive Feasibility Study over this period).

  The Masbate Gold Project in the Philippines delivered another very strong year in 2020, producing 204,699 ounces of gold, at the midpoint of its guidance range (of between 200,000 - 210,000 ounces), despite temporary suspension of mining activities in the first quarter of 2020 due to fuel shortages relating to COVID-19 restrictions and again in August as the mine shut down for inspection following a local earthquake, to confirm there was no damage to the mine from the earthquake, ensuring the safety of our employees at the mine.

  Record annual consolidated gold revenues of US$1.79 billion, a significant increase of US$0.63 billion (55%) over 2019 (excluding revenues from discontinued operations) and record consolidated cash flows from operating activities of US$951 million, an increase of 93% over 2019.

  Consolidated cash operating costs of US$406 per gold ounce produced2 from the Company's three operating mines, at the lower end of our guidance range for 2020 (of between US$395 - US$440 per ounce).

  The Company's consolidated all-in sustaining costs ("AISC") 2  of US$774 per gold ounce sold from our operating mines was at the lower end of our guidance range (of between US$765 and US$805 per ounce) and, as seen in the chart below, continues to lead the majority of our peers in terms of cost performance.

____________________________________
1 Actual and projected production results presented in this Information Circular reflect total production at the mines we operate on a 100% basis. As described in the Company's Annual Information Form dated March 30, 2021, we do not hold a 100% interest in all of such mines.
2 "Cash operating costs per gold ounce" and "All-in Sustaining Costs" (or "AISC") are performance measures commonly used in the mining industry that is not defined under International Financial Reporting Standards ("IFRS"). Please refer to the footnote at page 28 of this Information Circular for further details on the use of such measures.

*Source: Public filings of peer companies for fiscal year 2020

  On the back of this strong performance, the Company was able to significantly increase its quarterly dividend to Shareholders in 2020 from US$0.01 to US$0.04 per share (US$0.16 per share on an annualized basis) commencing in the third quarter of 2020.

  Finally, the Company continues to be a leader in health, environmental and social initiatives across our operations and we are pleased to be recognized for these efforts. The Company was selected as the recipient of a number of awards in 2020, including two prestigious mining industry awards for our commitment to sustainable mining and development: the Prospectors & Developers Association of Canada's "2021 Sustainability Award" and the Mining Journal's "2020 Most Sustainable Miner Award".

Our significant efforts in numerous environmental, social and corporate governance ("ESG") areas are more fully outlined in our Responsible Mining Report available at https://www.b2gold.com, which I encourage all of our stakeholders to read, however, I'd like to outline a few highlights here:

  Despite the monumental challenges that the COVID-19 pandemic has created in each of the locations where the Company operates or is headquartered, we continued to operate virtually unimpeded, which is largely due to the Company's culture of treating all its stakeholders with fairness, respect and transparency.

  As at December 31, 2020, the Fekola Mine had achieved 347 days without a lost time injury ("LTI").

  The Masbate Gold Project continued its remarkable safety performance, extending the number of days without an LTI to 776 days as at December 31, 2020.

  Of the Company's 4,299 employees globally, 95% are local employees and 13.4% of employees are female, which percentage increases to 23% for senior positions within the Company (local being defined as individuals either born in the same country of operation, or those who have the legal right to reside indefinitely in that country).

  Our work towards reducing our carbon footprint continues and the Fekola solar plant (the "Fekola Solar Plant") engineering and construction had progressed well in the first quarter of 2020. However, due to COVID-19 restrictions, the Company suspended construction between April and early October 2020. As at December 31, 2020, overall construction progress was approximately 70% complete. When complete, the fully-autonomous Fekola hybrid power plant will be the largest off-grid facility of this type in the world and is expected to reduce the operation's heavy fuel oil consumption by approximately 13.1 million litres and keep approximately 39,000 tonnes of carbon dioxide equivalent ("CO2e") from being released per year.

  Lastly, the Company's entire inventory of limited-edition Rhino Gold Bars have now been sold, generating approximately US$1.7 million to support community-backed black rhino conservation efforts in northwest Namibia. In early 2019, the Company made the ground-breaking decision to donate 1,000 ounces of gold to empower rural communities to save the critically endangered black rhino in Namibia. The gold was used to produce 1,000 limited-edition gold bars, which went on sale in early 2020. Proceeds from the sale will be used in two vital ways: long-term financing to community-driven efforts to protect Namibia's black rhinos; and support for activities in the field, directly to the trackers, rangers and communities who live with wildlife.

The Compensation Committee, taking a balanced view of the results outlined above, the achievement of specific goals set out in the 2020 Short Term Incentive ("STI") scorecard, the individual efforts of the executives, and the positive impact that gold prices in 2020 had on the Company's financial results, determined that an annual incentive award of 1.0x target had been earned for 2020 performance (please see "Executive Compensation - 2020 Compensation Details" in this Information Circular for further detail on the compensation paid to the Named Executive Officers for the financial year ended December 31, 2020).

I invite you to read "Executive Compensation - Compensation Discussion & Analysis" in this Information Circular and for additional information I hope that you will attend the Meeting virtually to ask questions of me or the other members of the Compensation Committee with respect to B2Gold's compensation programs.

Sincerely,

Robert Cross

Chair of the Compensation Committee

Named Executive Officers

Set out below are particulars of compensation paid to the Company's Named Executive Officers (each, a "Named Executive Officer" or "NEO"). As at December 31, 2020, the Company had six Named Executive Officers:

(i) Clive Johnson, President and the Chief Executive Officer of the Company ("CEO");

(ii) Michael Cinnamond, Senior Vice President, Finance and the Chief Financial Officer of the Company ("CFO");

(iii) Roger Richer, Executive Vice President, General Counsel and Secretary;

(iv) Tom Garagan, Senior Vice President, Exploration;

(v) Dennis Stansbury, Senior Vice President, Engineering and Project Evaluations; and

(vi) William Lytle, Senior Vice President, Operations.

The Company reports its financial results in United States dollars. However, all compensation awarded to, earned by, paid to, or payable to a Named Executive Officer is done so and described below in Canadian dollars, unless otherwise stated.

Compensation Governance

Oversight of Compensation Program - The Compensation Committee

The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the Company's executive officers. The Compensation Committee ensures that total compensation paid to Named Executive Officers is fair, reasonable and competitive with the industry and is consistent with the Company's compensation philosophy.

The Compensation Committee is responsible for the review and assessment of compensation arrangements for the Company's executive officers and is authorized to approve terms of employment, salaries, bonuses, long-term incentive grants and other incentive arrangements for the Company's executive officers, and, where appropriate, any severance arrangements.

The Compensation Committee periodically reviews the management development and succession program established by the Company's management team and the organizational structure for management of the Company's operations. The Compensation Committee reports to the Board of Directors on the committee's functions and on the results of its reviews and any recommendations.

Composition of the Compensation Committee

The members of the Compensation Committee are presently Robert Cross (Chair), Robert Gayton and Bongani Mtshisi, all of whom are considered independent for the purposes of National Instrument 52-110, Audit Committees ("NI 52-110"), National Instrument 58-101, Disclosure of Corporate Governance Practices ("NI 58-101") and the applicable rules of the NYSE American LLC (the "NYSE American"). All of the current Compensation Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Compensation Committee to make decisions on the suitability of the Company's compensation policies and practices are as follows:

Robert Cross

Mr. Cross currently serves as an independent director of the Company and is a member of the corporate governance committee and compensation committee of several public companies that operate in the resource sector. Mr. Cross has more than 25 years of experience as a financier in the mining and oil & gas sectors. He is a cofounder and Non-Executive Chairman of Bankers Petroleum Ltd., co-founder and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an Engineering Degree from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert Gayton

Mr. Gayton currently serves as an independent director of the Company and is a director of several public and private companies. He was previously the Vice President of Finance with Western Silver Corporation from 1995 to 2004. He is also a member of the audit committee and compensation committee of several resource-based public companies and served in this capacity for over 15 years. Mr. Gayton received a Bachelor of Commerce from the University of British Columbia in 1962 and a Ph.D. in Business from the University of California (Berkeley) in 1973. Mr. Gayton obtained his Chartered Accountant designation in 1964.

Bongani Mtshisi

Mr. Mtshisi currently serves as an independent director of the Company and is currently the CEO of BSC Resources Ltd., a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founding member of Auryx Gold Corp., a leader in Namibian gold exploration and development, focused on generating shareholder value through the acquisition, discovery, growth, and development of gold resources. He is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo Platinum, De Beers/HUF joint venture and Sub Nigel Gold). Mr. Mtshisi has a National Diploma in Metalliferous Mining and a National Certificate in Project Management from The Technikon Witwatersrand in South Africa.

Each of Messrs. Cross, Gayton and Mtshisi has skills and direct experience as described above that are relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Company's compensation policies and practices. In their roles within and outside of the Company, each member of the Compensation Committee has participated in compensation planning sessions, compensation decision-making and compensation discussions with industry consultants.

Risk Management and Assessment

The Company's compensation program is designed to provide Named Executive Officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. The Board, with the assistance of the applicable Board committees, provides regular oversight of the Company's risk management practices. The Board delegates to the Compensation Committee the responsibility to provide risk oversight of the Company's compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by the Named Executive Officers and other members of management. In fulfilling its risk oversight function with respect to the Company's compensation policies and practices, the Compensation Committee coordinates its risk oversight work with the Audit Committee, which has the delegated responsibility to assist the Board with general risk oversight. As part of its annual review and discussion of executive compensation, the Compensation Committee noted the following factors that discourage the Company's executives from taking unnecessary or excessive risk:

  the Company's approach to performance evaluation and compensation will provide greater rewards for achieving both short-term and long-term objectives;

  short-term incentive payments are derived from performance against pre-approved annual objectives for both the Company and the individuals and the Board has discretion with respect to incentive awards and payouts in the event incentives are understated or overstated due to extraordinary circumstances or conditions;

  the identification, tracking and mitigation of ESG risk, while already ingrained in the Company's business practices, will now be considered more formally in the NEOs annual scorecard (see "Planned Changes to the Company's Short-term Incentive Plan for 2021" for more information);

  short-term incentive bonuses may be paid in the form of RSUs or PSUs with longer-term vesting periods, thereby mitigating the risk that executives may sacrifice the long-term health of the Company in favour of short-term gain;

  our Named Executive Officers each hold significant numbers of Common Shares and are required under the Company's Share Ownership Guidelines to continue to hold a material value of the Company's Common Shares while in the employ of the Company;

  a formal hedging prohibition that prohibits executive officers from engaging in hedging activities of any kind respecting the Company's securities or related financial instruments;

  a clawback policy that specifies the recoupment of incentive compensation applicable to executive officers upon material financial restatements and misconduct; and

  the Compensation Committee retains a compensation consultant that is independent of management and does not provide advice to management.

Based on this review, the Compensation Committee believes that the Company's total executive compensation program does not encourage executive officers to take unnecessary or excessive risk and has not identified any risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Hedging Prohibition

The Company is of the view that its securities should be purchased by its, or any of its direct or indirect subsidiaries', directors and officers, including NEOs, for investment purposes only. Pursuant to the Company's anti-hedging policy, transactions that could be perceived as speculative or influenced by positive or negative perceptions of the Company's prospects, including the use of puts, calls, collars, spread bets, contracts for difference and hedging transactions are not considered to be in the Company's best interests and must be avoided. Directors and officers of the Company are prohibited from engaging in hedging activities of any kind respecting the Company's securities or related financial instruments including, without limitation, selling a call or buying a put on the Company's securities or purchasing the Company's securities with the intention of reselling them within six months or selling the Company's securities with the intention of buying them within six months (other than the sale of Company securities shortly after they were acquired through the exercise of securities granted under a share-based compensation arrangement).

Clawback Policy

The Board has adopted a clawback policy specifying the consequences with respect to incentive awards in the event of negligence, fraud or willful misconduct resulting in a restatement of the Company's financial statements. The clawback policy provides that where there is a restatement of the financial results of the Company for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, and, in connection with such restatement an executive officer engaged in negligence, fraud or willful misconduct, the Board or the Compensation Committee may: (i) require that the executive officer return or repay to the Company, or reimburse the Company for, all or part of the after-tax portion of any excess compensation; and/or (ii) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for such executive officer to be cancelled.

For purposes of the clawback policy, "excess compensation" means the difference between the amount or value of any performance-based compensation actually paid or awarded to an executive officer and the amount or value that would have been paid or awarded as calculated or determined based on the financial statements of the Company as restated. "Performance-based compensation" includes all bonuses and other incentive compensation that is paid or awarded to any executive officer based in whole or in part on the application of performance criteria or financial metrics measured during the applicable period preceding the applicable restatement as determined by the Board or the Compensation Committee, and includes incentive compensation awarded or paid in any form, including cash or equity-based, whether vested or unvested.

Share Ownership Guidelines

The Company's share ownership guidelines (the "Share Ownership Guidelines") ensure the interests of directors and senior executives of the Company are aligned with the long-term interests of the Company's Shareholders. The Share Ownership Guidelines provide that each Named Executive Officer is required to hold an equity interest in the form of Common Shares and/or RSUs in the following amounts (collectively, the "Executive Ownership Requirements"):

Executive	Share Ownership Requirement
CEO	3 times annual salary
CFO	2 times annual salary
Executive Vice President ("EVP")	2 times annual salary
Other NEOs	1 times annual salary

Compliance with the applicable Executive Ownership Requirement is expected to be satisfied by each individual not later than the later of: (i) five years after their employment as a CEO, CFO, EVP or other NEO; and (ii) May 8, 2021. In the event of an increase in an individual's annual base salary following such five year period, he or she will have one year from the date of such increase to satisfy the increased Executive Ownership Requirement. Once an individual's level of Common Share ownership satisfies the applicable Executive Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines.

As outlined in the table below, as at the Record Date, all the NEOs meet or exceed the applicable Executive Ownership Requirement.

Executive	Shareholding Requirement	Current Ownership as of Record Date
		# of Common Shares	# of RSUs(3)	Total Value(2)	Multiple of Salary
President and CEO (Clive Johnson)	3x salary	3,372,103(1)	1,242,034	27,454,115	21.1 x
Executive Vice President, General Counsel and Secretary (Roger Richer)	2x salary	350,000(1)	404,592	4,489,822	7.5 x
Senior Vice President, Finance and CFO (Michael Cinnamond)	2x salary	17	404,592	2,407,424	3.7 x
Senior Vice President, Operations (William Lytle)	1x salary	80,413	404,592	2,885,780	4.4 x
Senior Vice President, Exploration (Tom Garagan)	1x salary	1,586,924(1)	404,592	11,849,520	19.7 x
Senior Vice President, Engineering and Project Evaluations (Dennis Stansbury)	1x salary	2,995,559	397,691	20,189,838	33.6 x

Notes:

(1) Does not include 426,250 Common Shares held pursuant to the B2Gold Incentive Plan.

(2) The values in this column were calculated by adding the number of Common Shares and RSUs and multiplying by the volume weighted average trading price ("VWAP") of the Common Shares for the 20 trading days prior to the Record Date.

(3) Does not include RSUs granted in 2021 for 2020 compensation.

Compensation Consultant

In December 2020, the Compensation Committee retained Lane Caputo Compensation Inc. ("Lane Caputo") to provide an independent review of the executive officers' and directors' overall compensation packages, long-term incentive plan structure, severance provisions and compensation governance practices. The Compensation Committee originally retained Lane Caputo in December 2016 and Lane Caputo advises only the Compensation Committee and has not performed any work for management of the Company since its original engagement.

The Compensation Committee pre-approves all consultant mandates related to executive and director compensation, as well as the associated fees for such mandates. The following table sets out the fees paid by the Company to compensation consultants for services related to determining and structuring compensation for any of the Company's directors and executive officers during the two most recently completed financial years:

Consultant	Financial Year Ending December 31	Executive Compensation- Related Fees	All Other Fees
Lane Caputo Compensation Inc.	2020	$86,029	Nil
Lane Caputo Compensation Inc.	2019	$131,920	Nil

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success in alignment with long-term Shareholder goals.

The Company's compensation philosophy is based on the following fundamental principles:

  compensation programs align with Shareholder interests - the Company aligns the goals and incentives of executives with maximizing long-term Shareholder value;

  performance sensitive - compensation for executive officers is linked to operating and market performance of the Company and fluctuates with the performance; and

  market competitive compensation - the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all Named Executive Officers were developed based on the above-mentioned compensation philosophy and are as follows:

  to attract, retain, motivate and reward highly qualified executive officers with a history of proven success;

  to align the interests of executive officers with Shareholders' interests and with the execution of the Company's business strategy; and

  to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value.

Compensation Benchmarking

The Compensation Committee, as part of its annual compensation review process and with the assistance of its external advisor, benchmarks the compensation levels and practices of companies that are considered reasonably similar to the Company. In selecting a group of companies and/or sectors to benchmark, the Compensation Committee will consider characteristics and variables such as:

  Canadian-headquartered, publicly traded gold companies with operating and/or development projects primarily within international locations;

  companies of similar size as measured by market capitalization, revenues and production volumes; and

  companies from which future executives may reasonably be expected to be recruited from or to which the Company could reasonably expect to otherwise be in competition with for senior level talent.

The compensation benchmark information derived from such sources will not necessarily be directly acted upon by the Compensation Committee but will be one of several factors the Compensation Committee will consider from time to time in its review of executive compensation.

In order to assist the Compensation Committee with its decisions surrounding executive and director compensation for 2020 and into the 2021 fiscal year, the following list of mining companies was developed:

Agnico Eagle Mines Ltd.	Evolution Mining Ltd.	OceanaGold Corp.
Alamos Gold Inc.	First Quantum Minerals Ltd.	Pan American Silver Corp.
Centerra Gold Inc.	IAMGOLD Corp.	SSR Mining Inc.
Eldorado Gold Corp.	Kinross Gold Corp.	Yamana Gold Inc.
Endeavour Mining Corp.	Kirkland Lake Gold Ltd.
Equinox Gold Corp.	Lundin Mining Corp.

The table below summarizes the Company's relative size against the operational and financial criteria that the Compensation Committee considers when selecting peers for the benchmarking of compensation.

Percentile	Market Capitalization (as at Dec. 31, 2020) (US$ 000s)	2020 Annual Revenue (US$ millions)	2020 Gold Production (ounces)	Number of Producing Mines
25th Percentile	$3,192,444	$983	401,827	4
50th Percentile	$4,919,251	$1,493	590,937	5
75th Percentile	$7,736,692	$2,146	845,044	7
B2Gold Corp.	$5,886,374	$1,789	1,040,737(1)	3(2)

(1) Production from the Company's three operating mines reflected on a 100% basis and includes 45,479 ounces of attributable production from Calibre's El Limon and Libertad Mines, reflecting the Company's 33% equity ownership interest in Calibre.

(2) Excluding the El Limon and La Libertad Mines.

Determination of Compensation

In making compensation recommendations, the Compensation Committee reviews the various elements of each executive's compensation in the context of the total compensation package and the desired mix of "at-risk" versus fixed elements of compensation as per the Company's compensation philosophy. Based on this review, the Compensation Committee evaluates whether the intended relationship between performance and compensation is being achieved or whether changes are required in order to bring this relationship in line with the compensation philosophy and objectives outlined above. In addition to the objective measures of corporate performance that inform variable compensation decisions from year to year, the Compensation Committee and the Board exercise discretion based on the Company's performance and the individual contributions of each executive in determining actual compensation. In determining the total compensation payable to the NEOs for 2020, the Compensation Committee and the Board took into account a range of relevant factors including but not limited to: the Company's financial results; the Company's operational results; the duties and responsibilities of each NEO; and their respective performance and contribution towards 2020 results. For additional detail surrounding the specific performance goals and goal attainment for 2020 that influenced the Compensation Committee's decisions on executive compensation for 2020, please see "2020 Compensation Details" below.

Components of Compensation

The Company's executive compensation program for the financial year ended December 31, 2020 consisted primarily of the following elements:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Salaries are based on relevant marketplace information, experience, individual performance and level of responsibility. Actual salary levels are set in relation to the Company's compensation philosophy and relative to the emphasis on other compensation program elements. The Company generally intends to pay salaries above market median levels in order to attract and retain executives of the highest calibre to continue the successful execution of the Company's strategy.

Short Term Incentive ("STI")	Cash (or RSUs at the discretion of the Compensation Committee)	To recognize short-term (typically annual) efforts and milestone achievement that are aligned with the long-term success of the Company.

Our executives have an opportunity to earn annual performance incentive compensation based on achievement against both corporate and individual objectives as set out by the Compensation Committee at the beginning of the year. The short-term incentive plan provides for cash payments (or the deferral of cash payments into RSUs at the discretion of the Compensation Committee) when pre-determined corporate and individual objectives are met or exceeded. The objectives that comprise the corporate component of the STI are the same for each executive officer, with the individual component pertaining directly to the specific role and responsibilities of each executive.

Incentive payouts for each NEO range from 0-200% of target levels and are designed to allow each executive to achieve above market cash compensation when corporate and individual performance achieves maximum performance levels, versus pre-established targets. STI payments ultimately awarded to the NEOs will, from time to time, involve the Compensation Committee's application of discretion. Application of discretion by the Compensation Committee will consider mitigating factors in the determination of performance achievement as important aspects of executive and Company performance are not always strictly quantifiable.

Restricted Share Unit Plan	Common Shares issued from treasury	Designed to motivate executives and employees to create and grow sustainable shareholder total return over successive three-year performance cycles.

Under the RSU Plan, unless grants specify otherwise, the RSUs vest rateably over three years in accordance with, and subject to, the terms of the RSU Plan. RSU accounts are credited with additional units in accordance with the Plan in the event dividends on Common Shares are paid by the Company. The number of RSUs, in conjunction with the number of Options and PSUs, awarded on an annual basis is determined by the Compensation Committee annually, based upon the overall competitiveness of the compensation program versus peers, the desired performance, versus retention mix of the equity incentive awards and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

Compensation Element	Form	Purpose of Element	Determination
Performance Share Unit Plan	Common Shares issued from treasury

Designed to motivate and reward executives to excel against specific operational, financial, strategic and shareholder return targets, often on a relative basis versus relevant indices or peer groups, over successive three-year performance cycles.

Under the PSU Plan, the PSUs vest in accordance with a performance period (typically three years) to be determined by the Compensation Committee, at its sole discretion, at the time of such grant in accordance with, and subject to, the terms of the PSU Plan. PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. The number actually vesting will be in a range of 0-200% of the number awarded, based on the Compensation Committee's determination of actual performance against these pre-established targets and milestones. The number of PSUs, in conjunction with the number of Options and RSUs, awarded on an annual basis is determined by the Compensation Committee annually, based upon the overall competitiveness of the compensation program versus peers, the desired performance, versus retention mix of the equity incentive awards and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

Stock Option Plan	Common Shares issued from treasury

Promotes a share ownership perspective among executives, encourages executive retention, encourages executives to generate sustained share price growth over the longer term (i.e. five years) and aligns executives' interests with shareholders' interests through participation in share price appreciation.

Under the Company's 2018 Stock Option Plan, grants of Options are typically made upon the commencement of an executive's employment with the Company. Additional grants may be made at the discretion of the Board based on the individual's level in the Company, contribution to corporate performance and the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price. The Board also has the discretion to determine the term of Options, which is not to exceed 10 years in respect of Options granted prior to April 28, 2021, and five years in respect of Options granted on or after April 28, 2021, and vesting provisions, which, with respect to Options granted to the CEO on or after May 8, 2018, must not be less than rateably over five years.

Pension, Benefits and Perquisites

The Company does not currently have a pension plan or post-employment compensation and benefits in place for any of its employees. The Company provides various employee benefit programs to its executives (including, but not limited to, medical health insurance, dental insurance and life insurance), which are substantially the same as those provided to all other employees of the Company. From time to time, the Compensation Committee reviews the Company's benefit programs, to ensure continued alignment with market practices. The Company offers only limited perquisites to the Named Executive Officers, and only where the Compensation Committee, upon review of competitive practice from time to time, believes such perquisites are market competitive and promote the retention of the Named Executive Officers or promote the efficient performance of the Named Executive Officers' duties. The Company does not believe that perquisites and benefits should represent a significant portion of the compensation package for Named Executive Officers.

Target Executive Pay Mix

Each of our NEOs receives a combination of the three main elements of pay: salary; STI; and long-term incentives (RSUs, PSUs and Options), with only annual salary being a guaranteed form of compensation and all other elements being "at-risk" and variable, based on both annual and long-term corporate performance. The "at-risk" component of total compensation is roughly 80% for our NEOs. For 2020 compensation, a minimum of 45% of the target value of long-term incentives for our NEOs was in the form of 100% performance-contingent PSUs, which were granted to each Named Executive Officer as part of their 2020 compensation on May 7, 2021, with a three-year performance period commencing on January 1, 2021 and with pre-established performance measures set on such date, all in accordance with and subject to the terms of the PSU Plan.

2020 Compensation Details

Base Salaries

After several years of zero salary increases for most of the Company's NEOs, 2020 salaries were increased modestly for 2020. No additional salary increases are planned for the Company's NEOs for 2021.

Short-Term Incentive Award Determination

Target incentive levels under the STI for 2020 performance for the NEOs were as follows:

Name	2020 Annual Base Salary ($)	Target ((%) of Annual Base Salary)	Target ($)
Clive Johnson	$1,300,000	150%	$1,950,000
Michael Cinnamond	$650,000	75%	$487,500
Roger Richer	$600,000	75%	$450,000
Tom Garagan	$600,000	75%	$450,000
Dennis Stansbury	$600,000	75%	$450,000
William Lytle	$650,000	75%	$487,500

Actual incentive payments may be above or below target based on performance outcomes for a given year. The performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and to 200% (if the performance target is exceeded by a specified amount). Performance objectives set for a given fiscal year are designed to provide motivation to executive officers to achieve near-term corporate and individual objectives, and to reward them when such objectives are met or exceeded. The Compensation Committee can apply its discretion to either increase, or decrease, a performance outcome where circumstances warrant.

In December 2019, corporate objectives were selected to reflect the Company's top priorities for success in 2020. In March 2021, after financial and operating results were finalized, the Compensation Committee met to assess corporate performance and determine annual bonuses to employees, including executive officers of the Company.

		Performance Range			Actual Result
Category/Weight	Objective	Threshold	Target	Stretch
Operational (30%)	Gold Production (ounces)(1)	955,000	985,000	1,005,000	995,258 (Above Target)
	Cash Operating Costs per gold ounce(2)	US$440	US$417	US$395	US$406 (Above Target)
	All-In Sustaining Costs per gold ounce(3)	US$805	US$785	US$765	US$774 (Above Target)
	Total Recordable Injury Frequency Rate(4) - meet or exceed the International Council on Mining and Metals ("ICMM") group average performance		0.64		0.27 (Above Target)
Financial (20%)	Cash Flow from Operations		US$700 million (at assumed 2020 average gold price of US$1,500/oz)		US$951 million (Above Target)(3)
	Significantly Reduce Outstanding Debt				US$425 million RCF fully paid off in Q3 (Target)
____________________________________

(1) Actual and projected production results presented in this Information Circular reflect total production at the mines we operate on a 100% basis. As described in the Company’s Annual Information Form dated March 30, 2021, we do not hold a 100% interest in all of such mines.

(2) “Cash operating costs per gold ounce” and “AISC” are performance measures commonly used in the mining industry that are not defined under IFRS. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation of, or as substitute for, measures of performances in accordance with IFRS and should be read in conjunction with the Company’s consolidated financial statements. Cash Operating Costs are derived from amounts included in the statement of operations, and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits divided by total gold produced. The Company defines All-In Sustaining Costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based compensation expense, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure. Readers should refer to the Company’s Management Discussion and Analysis for the year ended December 31, 2020 available under the Company’s profile on SEDAR at https://www.sedar.com for a more detailed discussion of how the Company calculates such measures and a reconciliation to IFRS terms.

(3) Although operating cash flow for 2020 significantly exceeded targeted levels, the Compensation Committee has rated this performance Above Target, versus Stretch, as roughly 60% of the results versus budget were due to more favourable pricing for gold that originally assumed, while 40% was attributable to higher gold production versus target.

(4) Rate is calculated based on 200,000 work hours.

		Performance Range			Actual Result
Category/Weight	Objective	Threshold	Target	Stretch
Shareholder (20%)	1-Year Relative TSR Performance (versus the S&P/TSX Global Gold Index)	50th percentile	75th percentile	90th percentile	67th percentile (Below Target)
	Grow Shareholder Dividend in 2020				Increased quarterly dividend from US$0.01 to US$0.04 during 2020 (Stretch)
Development (20%)	Commission Fekola Mill Expansion on time, budget				Successfully commissioned the Fekola Mill Expansion to 7.5 million tons per annum on September 10, 2020, several weeks ahead of schedule (Target)
	Complete infill drilling program at Gramalote				Infill drilling program (42,500 metres) completed in August (Target)
	Update resource model at Gramalote				Updated resource model completed in Q4 (Target)
Environment & Sustainability (10%)	Complete installation and commissioning of Fekola Solar Plant				70% Complete (Target)(5)
	Complete sale of Rhino Gold Bars to support community-backed black rhino conservation in Namibia				Entire inventory of limited-edition Rhino Gold Bars has been sold, generating approximately US$1.7 million to support community-backed black rhino conservation efforts in northwest Namibia. (Target)

(5) Construction of the Fekola Solar Plant was suspended due to COVID-19 restrictions from April to October 2020 and therefore, beyond the control of the executive team.

In evaluating 2020 corporate performance, upon consultation with management, the Compensation Committee considered the performance-related results achieved by the Company in 2020, both within the context of the goals and objectives set in December 2019 and the macroeconomic factors impacting the gold sector globally, including the impact of the COVID-19 pandemic on the Company's operations and the Company's successful mitigation of COVID-19 impacts on its operations. Based on its assessment of the 2020 corporate achievements outlined above, the positive impact of increasing commodity prices on the Company's financial condition and each NEO's individual performance, the Compensation Committee determined that a performance rating of 1.0x target was warranted for each of Named Executive Officers for 2020 performance. The Board subsequently supported the recommendations of the Compensation Committee for the following STI awards:

Name	Short-Term Incentive Award
Clive Johnson	$975,000(1)
Michael Cinnamond	$487,500
Roger Richer	$450,000
Tom Garagan	$450,000
Dennis Stansbury	$450,000
William Lytle	$487,500

(1) Mr. Johnson requested that his short-term incentive target opportunity be reduced to $975,000 (75% of annual salary), to be aligned with the remainder of the NEOs.  While this change does not officially take place until the 2021 fiscal year (see below), Mr. Johnson requested that his 2020 short-term incentive award reflect the current target level of 75% of salary that is in effect for the rest of the NEOs.

Planned Changes to the Company's Short-term Incentive Plan for 2021

For the 2021 fiscal year, the Company's short-term incentive scorecard has been amended by: (i) the addition of Operating Cash Flow per Share targets in the Financial Category of the scorecard; and (ii) the addition of a stand-alone ESG category to replace the Environment & Sustainability category and consolidate ESG-related initiatives linked to the NEOs' short-term incentive determination. The new ESG category will allow the Company's stakeholders to better understand some of the strategic ESG initiatives the Company has undertaken and how the compensation of the Company's NEO's is linked to the achievement of these initiatives. For 2021, the weighting of the ESG category will be increased to 20% of the scorecard and the Company's NEO's will be evaluated against their achievement of the following performance objectives:

  Safety:

    zero work-related fatalities; and

    consolidated Total Recordable Injury Frequency Rate ("TRIFR") meets or exceeds the average TRIFR performance of a select peer group or representative mining industry organization (e.g. ICMM) group safety performance data.

  Environment:

    zero Level 4 or 5 environmental incidents; and

    targeted greenhouse gas emissions reductions through the Fekola and Otjikoto solar plant projects (due to the indeterminate time to completion of the Fekola Solar Plant, resulting from additional COVID-19 restrictions and the replacement of the solar capacity damaged in the storage yard fire of January 5, 2021, the Company is unable to set emissions reductions targets for 2021 at this time).

  Social:

    completion of approved corrective action plans to address all high risk findings within 4 weeks of receipt of site-specific external, independent Audit Reports of B2Gold Social Performance Standards.

Lastly, the short-term incentive target opportunities of all NEOs, including the Company's CEO will be aligned at the same target level (as a percentage of salary) for 2021 and moving forward. Any additional changes to the current target level of incentive will be determined following the results of the independent review of compensation from Lane Caputo.

Long-Term Incentive Compensation - Stock Options, Restricted Share Units and Performance Share Units

For long-term incentive compensation in respect of 2020, the Compensation Committee determined that awards for the NEOs would comprise 45% PSUs, 45% RSUs and 10% Stock Options.

In 2019, the Compensation Committee introduced a PSU Plan for all executive officers, which was approved by Shareholders at the Company's annual general and special meeting held on June 14, 2019. The PSU Plan comprised a minimum 50% weighting of the NEOs' annual equity incentive awards. The PSUs were granted to NEOs as part of the Company's 2019 executive officer compensation, with a three-year performance period commencing January 1, 2020 and with the number of Common Shares issuable on the PSUs ultimately vesting ranging from 0 - 200% of the number of PSUs awarded, contingent upon the Company's performance against predetermined performance metrics as follows:

For PSUs granted as part of 2020 compensation, the Compensation Committee determined that the PSUs will vest based on the Company's three-year relative total shareholder return ("RTSR") against the S&P/TSX Global Gold Index, as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	RTSR at 90th Percentile	200%
Target	RTSR at 60th percentile	100%
Threshold	RTSR at 30th percentile	50%
Below Threshold	RTSR below 30th percentile	0%

Linear interpolation will be applied to determine percentage PSU vesting for RTSR performance between the performance achievement levels shown in the table above. For more details regarding the PSU Plan, please see Schedule "A" to this Information Circular.

There have been no additional changes to the Company's approach or philosophy surrounding executive compensation that impact the information disclosed under "Compensation Discussion and Analysis".

Performance Graph

The following graph compares the cumulative total shareholder return for $100 invested in Common Shares on January 1, 2016 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed fiscal years. The graph also shows the relationship between Shareholder value and total compensation for the NEOs over the same period, for the purposes of comparing compensation to performance.

Due to the heavy emphasis of at-risk pay in our compensation program for executive officers, including the focus on RSUs and PSUs to further align executive compensation with Shareholders' experience, total compensation for our Named Executive Officers increases and decreases in alignment with Shareholder returns over the past five years.

	2016	2017	2018	2019	2020
S&P/TSX Composite Index	$100	$106	$94	$112	$114
S&P/TSX Global Gold Index	$100	$101	$96	$135	$162
Gold Price (US$/oz)	$100	$112	$111	$131	$163
B2Gold Corp.	$100	$122	$125	$163	$224

Total NEO Compensation	$12,519,873	$14,419,361	$19,276,348	$20,577,037	$22,629,565

Please note that, when viewing the chart above, the total compensation for each year represents the aggregate of the total compensation for the six Named Executive Officers as presented in the Summary Compensation Table for each year, inclusive of the fair value of RSUs, PSUs and Options, in each case on the grant date. For 2019, the chart above excludes the value of the retention awards made to Messrs. Cinnamond and Lytle as these awards relate to the Company's succession planning activities and are not considered to be normal course annual compensation for these Named Executive Officers.

Summary Compensation Table

The following table is a summary of compensation earned by the Named Executive Officers for the Company's three most recently completed financial years.

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)		All other compen- sation(4) ($)	Total compen- sation ($)
					Annual incentive program(3)	Long- term incentive plans
Clive Johnson, President and CEO	2020 2019 2018	1,300,000 1,200,000 1,200,000	5,000,000 5,000,000 2,700,000	500,000 Nil Nil	975,000 1,200,000 3,600,000	Nil Nil Nil	258,546 19,701 5,450	8,033,546 7,419,701 7,505,450
Michael Cinnamond Senior Vice President of Finance and CFO(5)	2020 2019 2018	650,000 590,000 550,000	1,500,000 1,500,000 1,000,000	250,000 3,500,000 Nil	487,500 590,000 825,000	Nil Nil Nil	85,359 10,491 5,450	2,972,859 6,190,491 2,380,450
Roger Richer Executive Vice President, General Counsel and Secretary	2020 2019 2018	600,000 550,000 550,000	1,500,000 1,500,000 1,000,000	250,000 Nil Nil	450,000 550,000 825,000	Nil Nil Nil	86,072 10,491 5,450	2,886,072 2,610,491 2,380,450
Tom Garagan Senior Vice President of Exploration	2020 2019 2018	600,000 550,000 550,000	1,500,000 1,500,000 1,000,000	250,000 Nil Nil	450,000 550,000 825,000	Nil Nil Nil	83,127 10,491 5,450	2,883,127 2,610,491 2,380,450
Dennis Stansbury Senior Vice President of Engineering and Project Evaluations	2020 2019 2018	600,000 525,000 500,000	1,500,000 1,500,000 1,000,000	250,000 Nil Nil	450,000 525,000 750,000	Nil Nil Nil	80,389 4,616 Nil	2,880,389 2,554,616 2,250,000
William Lytle Senior Vice President, Operations(5)	2020 2019 2018	650,000 590,000 550,000	1,500,000 1,500,000 1,000,000	250,000 3,500,000 Nil	487,500 5 90,000 825,000	Nil Nil Nil	86,072 11,247 6,627	2,973,572 6,191,247 2,381,627

Notes:

(1) All share-based incentive awards listed in the table above: (i) for the year ended December 31, 2018, reflect a dollar amount of RSUs that were granted to each Named Executive Officer on April 4, 2019 for services performed for in 2018; (ii) for the year ended December 31, 2019, reflect RSUs and PSUs granted to each Named Executive Officer on March 17, 2020 in respect of 2019 compensation; and (iii) for the year ended December 31, 2020, reflect 396,825 RSUs and 396,825 PSUs granted to Mr. Johnson and 119,048 RSUs and 119,048 PSUs granted to each Named Executive Officer other than Mr. Johnson on May 7, 2021 in respect of 2020 compensation. Fair value of the RSUs and PSUs was calculated using the VWAP of the Common Shares on the TSX calculated over the five trading days immediately preceding the date of such grant in 2019 and 2020, and the VWAP of the Common Shares on the TSX calculated over one day immediately preceding the date of such grant in 2021. In respect of PSUs only, the Compensation Committee has discretion to determine a Performance Percentage (as defined in the PSU Plan) from 0-200% based on the performance of the PSU holder against pre-set targets. This table assumes a Performance Percentage of 100%. For more information on the RSU Plan and the PSU Plan, please see Schedule "A" to this Information Circular.

(2) Includes Options granted on May 7, 2021 in respect of 2020 compensation. The "grant date fair value" of option-based awards has been determined by using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions:

	2018	2019	2020
Expected volatility	Nil	53.95%	49.15%
Expected life of Option	Nil	10 years	3.10 years
Risk-free interest rate	Nil	1.62%	0.51%
Dividend Rate	Nil	1.071%.	3.121%

The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes. Options granted to Mr. Johnson for 2020 are based on the following assumptions as a result of his different vesting schedule: expected volatility of 48.92%; expected life of option of 3.66 years; and risk-free interest rate of 0.63%.

(3) Cash bonus, paid in April 2021, for services performed for the financial year ended December 31, 2020. Cash bonuses are paid in the first six months of the year following the fiscal year to which the STI payment relates.

(4) All other compensation is comprised of: (i) parking costs and/or wellness allowance; (ii) in respect of 2020 compensation, the dollar value of dividend equivalent RSUs credited under the RSU Plan for 2020 as follows: (a) $180,119 for Mr. Johnson, (b) $58,747 for each of Messrs. Cinnamond, Richer, Garagan and Lytle, and (c) $57,482 for Mr. Stansbury, (iii) in respect of 2020 compensation, the dollar value of dividend equivalent PSUs credited under the PSU Plan for 2020 as follows: (a) $73,008 for Mr. Johnson, (b) $21,907 for each of Messrs. Cinnamond, Richer, Garagan and Lytle, and Mr. Stansbury (which do not vest unless the corresponding PSUs also vest).

(5) Option awards to Messrs. Cinnamond and Lytle during 2019 represent retention awards tied to the Company's executive succession plan and fully vest over 8 years, with a maximum term of 10 years.

(6) Mr. Johnson has requested that his short-term incentive target opportunity be reduced to be alignment with the remainder of the NEOs.  While this change does not officially take place until the 2021 fiscal year (see above), Mr. Johnson has requested that his 2020 short-term incentive award reflect the current target level of 75% of salary that is in effect for the rest of the NEOs.

Incentive Plan Awards (NEOs)

The Named Executive Officers are eligible for grants of RSUs under the RSU Plan, PSUs under the PSU Plan and Options under the 2018 Stock Option Plan. A summary of the material provisions of each plan is included in Schedule "A" to this Information Circular.

Restricted Share Unit Plan

The RSU Plan was adopted in 2011. Each RSU entitles the holder, subject to the terms of the RSU Plan, to receive one Common Share. Pursuant to the RSU Plan, unless otherwise determined by the Compensation Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, although the Compensation Committee has the authority to determine other vesting periods for RSUs granted, provided that the vesting periods for RSUs granted after June 8, 2018 will be the minimum periods permitted under the RSU Plan.

RSUs may be granted by the Compensation Committee, which has been appointed to administer the RSU Plan, to executive officers and employees of the Company. Non-Employee Directors (being any director of the Company or any of its associated, affiliated, controlled or subsidiary companies who does not have an employment or consulting agreement with the Company or one of its associated, affiliated, controlled or subsidiary companies) are not eligible to participate in the RSU Plan but instead will participate in the DSU Plan (as defined below). When considering the grant of RSUs to the Company's executives, the Compensation Committee takes into account: competitive market practice; the performance of each executive officer; an assessment of overall corporate performance; the executive officer's position and length of service with the Company; and previous grants of RSUs to the executive officer. The Compensation Committee will also consider the overall number of issued and outstanding number of Options, RSUs and PSUs issued under each plan.

Performance Share Unit Plan

In 2019, Shareholders approved the PSU Plan for the benefit of the Company's executives, employees and other eligible consultants under the PSU Plan. Non-Employee Directors are not eligible to participate in the PSU Plan. The PSU Plan has been established to assist the Company in the recruitment and retention of highly qualified executives, employees and eligible consultants and to motivate and reward plan participants to excel against specific operational, financial, strategic and shareholder return targets, often on a relative basis versus relevant indices or peer groups, over successive three-year performance cycles.

PSUs may be granted by the Compensation Committee, which has been appointed to administer the PSU Plan, to the Company's executives, employees and other eligible consultants under the PSU Plan. When considering the grant of PSUs to the Company's executives, the Compensation Committee takes into account: competitive market practice; the performance of each executive officer; an assessment of overall corporate performance; the executive officer's position and length of service with the Company; and previous grants of PSUs to the executive officer. The Compensation Committee will also consider the overall number of issued and outstanding number of Options, RSUs and PSUs issued under each plan.

2018 Stock Option Plan

The 2018 Stock Option Plan is a broadly-based employee stock option plan. The 2018 Stock Option Plan was designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. Under the 2018 Stock Option Plan, Non-Employee Directors are no longer eligible to participate in the 2018 Stock Option Plan and will instead participate only in the Company's DSU Plan. The Compensation Committee believes that the 2018 Stock Option Plan aligns the interests of the officers of the Company with Shareholders by linking a component of executive compensation to the long-term performance of the Common Shares. When considering the grant of Options to the Company's executives, the Compensation Committee takes into account: competitive market practice; the performance of each executive officer; an assessment of overall corporate performance; the executive officer's position and length of service with the Company; and previous grants of Options to the executive officer. The Compensation Committee will also consider the overall number of issued and outstanding Options, RSUs and PSUs under each plan.

Outstanding Option-based and Share-based Awards

The following table sets out, for each Named Executive Officer, the share-based awards (comprised of RSUs and PSUs) and the option-based awards (comprised of Options) outstanding as at December 31, 2020.

Outstanding Share-based Awards and Option-based Awards
Name	Option-based Awards				Share-based Awards(3)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised in-the- money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested(2) ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)
Clive Johnson	Nil	N/A	N/A	$0	1,789,341	12,758,001	21,732
Michael Cinnamond	1,361,868	4.65	22-Dec-2029	3,377,433	568,433	4,052,927	7,044
Roger Richer	Nil	N/A	N/A	$0	568,433	4,052,927	7,044
Thomas Garagan	Nil	N/A	N/A	$0	568,433	4,052,927	7,044
Dennis Stansbury	Nil	N/A	N/A	$0	561,656	4,004,607	6,588
William Lytle	1,361,868	4.65	22-Dec-2029	3,377,433	568,433	4,052,927	7,044

Notes:

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2020, which was $7.13, and the Option exercise price, by the number of outstanding options (both vested and unvested).

(2) Market value of the RSUs and PSUs was calculated by multiplying the number of unvested RSUs and PSUs, respectively, by the market value of the closing price of the underlying shares on December 31, 2020, which was $7.13. In respect of PSUs, this table assumes a Performance Percentage of 100%.

(3) This table sets forth all Options, RSUs and PSUs that have been granted to each Named Executive Officer and are outstanding as at December 31, 2020, but does not include the following Options, RSUs and PSUs granted to Mr. Johnson and each Named Executive Officer on May 7, 2021 in respect of 2020 compensation: (i) 271,739 Options granted to Mr. Johnson and 142,857 Options granted to each Named Executive Officer other than Mr. Johnson (ii) 396,825 RSUs granted to Mr. Johnson and 119,048 RSUs granted to each Named Executive Officer other than Mr. Johnson; and (iii) 396,825 PSUs granted to Mr. Johnson and 119,048 PSUs granted to each Named Executive Officer other than Mr. Johnson. Please see "Summary Compensation Table" for a summary of all compensation earned by each Named Executive Officer of the Company. For more information on the 2018 Stock Option Plan, RSU Plan and the PSU Plan, please see Schedule "A" to this Information Circular.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer of the Company, the value of all incentive plan awards vested during the year ended December 31, 2020.

Incentive Plan Awards - Value Vested or Earned During the Year
Name	Option-based Awards		Share-based Awards(2)		Non-equity Incentive Plan Compensation - Value Earned During The Year(4)
	Number of Securities Underlying Options Vested	Value Vested During the Year(1)	Number of Shares or Units of Shares Vested	Value Vested During the Year(3)
Clive Johnson	Nil	Nil	408,891	$2,832,356	975,000
Michael Cinnamond	Nil	Nil	136,472	$908,910	487,500
Roger Richer	Nil	Nil	136,472	$908,910	450,000
Thomas Garagan	Nil	Nil	136,472	$908,910	450,000
Dennis Stansbury	Nil	Nil	129,846	$846,890	450,000
William Lytle	Nil	Nil	136,472	$908,910	487,500

Notes:

(1) The value vested during the year is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2020, which was $7.13, and the Option exercise price, by the number of Options that vested during the year.

(2) This table sets forth the value of all RSUs vested during the year ended December 31, 2020. Please see "Summary Compensation Table" for a summary of all compensation earned by each Named Executive Officer of the Company. No PSUs vested during the year.

(3) These figures represent the value vested in the RSUs held by the Named Executive Officers during the year ended December 31, 2020. Fair value of the RSUs was calculated by multiplying the number of vested RSUs by the market value of the underlying shares on the vesting date.

(4) Annual incentive amounts, paid in cash in April 2021, for services performed for the financial year ended December 31, 2020. Annual incentives are paid in the first six months of the year following the fiscal year to which the services relate.

Deferred Compensation Plans

The Company does not have a deferred compensation plan in respect of its Named Executive Officers.

Summary of Named Executive Officer Employment Agreements

The Company has entered into executive employment agreements with each of the NEOs as of the date of the original agreements below. The executive employment agreements continue indefinitely until terminated in accordance with the terms thereof and the annual salary prescribed thereunder is subject to annual review. The NEOs are entitled to participate in and receive all rights and benefits under any benefit plans maintained by the Company for employees generally.

Name	Position	Date of Employment Agreement	Annual Salary
Clive Johnson	President and CEO	October 22, 2007	$1,300,000
Michael Cinnamond	Senior Vice President, Finance and CFO	July 1, 2013	$650,000
William Lytle	Senior Vice President, Operations	December 1, 2010	$650,000
Roger Richer	Executive Vice President, General Counsel and Secretary	October 22, 2007	$600,000
Thomas Garagan	Senior Vice President, Exploration	October 22, 2007	$600,000
Dennis Stansbury	Senior Vice President, Engineering and Project Evaluations	October 22, 2007	$600,000

Termination and Change of Control Benefits

Pursuant to the employment agreements entered into between the Company and each Named Executive Officer, the Named Executive Officers are entitled to compensation from the Company in the event of termination without cause or resignation for "good cause". In the event that a Named Executive Officer's employment agreement is terminated by the Company without cause, or a Named Executive Officer resigns on two weeks' written notice for "good cause", the Company must pay a severance payment to such Named Executive Officer, within 14 days of the date of termination, equal to 12 months' annual salary as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to the average of annual short-term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short-term incentive bonus compensation includes cash bonus awards and the cash value of RSU grants.

For purposes of the employment agreements, the definition of "good cause" means the occurrence of any of the following: (i) the assignment of substantially new or different duties inconsistent with the employee's position; (ii) a material reduction in the employee's responsibilities; (iii) a reduction in the employee's annual salary; (iv) a failure by the Company to continue the employee's participation in the Company's benefits and incentive plans (if any); (v) a reduction in entitlement to paid vacation days; (vi) a change of more than 50 kilometres of the principal executive office of the Company or the current location where the employee is based; or (vii) any other event or circumstance that would constitute constructive dismissal at common law.

Each employment agreement also provides that in the event of a "change of control" of the Company, a Named Executive Officer will be entitled to resign at any time within 18 months after that change of control and receive a lump sum payment equal to 24 months of the Named Executive Officer's annual salary, as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to two times the average of annual short-term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short-term incentive bonus compensation includes cash bonus awards and the cash value of RSU grants. Such compensation is required to be paid as soon as practicable following the Named Executive Officer's date of resignation.

For the purposes of the employment agreements, a "change of control" means: (i) the acquisition of Common Shares by a person or group of persons acting jointly or in concert that, when added to all of the Common Shares owned by such person or persons, constitutes for the first time in the aggregate 20% or more of the Common Shares; (ii) the removal of more than 51% of the incumbent Board of Directors, or the election of a majority of the directors to the Board of Directors that were not nominees of the Board of Directors at the time immediately preceding such election; (iii) a sale of all or substantially all of the assets of the Company; or (iv) a reorganization, plan of arrangement, merger or other transaction that has substantially the same effect as (i) to (iii) above.

The following tables set out the estimated incremental payments and benefits due to each of the Named Executive Officers upon either termination without cause, including resignation for "good cause" (or for "Good Reason" as defined in the RSU Plan, the PSU Plan and the 2018 Stock Option Plan, as applicable), or within 18 months of a change of control, assuming termination on December 31, 2020. For more information on the circumstances which may trigger payments or provision of other benefits in respect of awards granted under the RSU Plan, the PSU Plan or the 2018 Stock Option Plan, as applicable, the incremental payments, payables and benefits that would be triggered by or result from such circumstances and how the payment and benefit levels are determined under such circumstances (which determination may involve the discretion of the Compensation Committee), please see "Schedule "A" of this Information Circular.

Termination of Employment Without Cause

Name	Annual Salary(1) ($)	All Other Compensation(2) ($)	Total ($)
Clive Johnson	$1,300,000	9,518,632	10,818,632
Michael Cinnamond	$650,000	3,012,085	3,662,085
Roger Richer	$600,000	2,966,755	3,566,755
Tom Garagan	$600,000	2,968,119	3,568,119
Dennis Stansbury	$600,000	2,949,734	3,549,734
William Lytle	$650,000	3,025,569	3,675,569

Notes:

(1) Equal to 12 months' annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2020.

(2) Pursuant to the relevant employment agreement, all other compensation payable is equal to: (i) 12 months' specified benefits, including extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to the average of annual short term incentive bonus compensation and the average cash value of RSUs awarded to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable (i) on termination of employment without cause under the RSU Plan and (ii) on termination of employment without cause or resignation for good reason under the PSU Plan, it has been assumed that all unvested RSUs and PSUs have been deemed to vest as of the termination date. In respect of RSUs only, on resignation for good reason under the RSU Plan, there would be an accelerated vesting of unvested RSUs on a pro rata basis in accordance with the terms and conditions of the RSU Plan, which valuation has not been included here as such pro rata valuation would be less than the aggregate value of all RSUs deemed to have vested on the termination date. In respect of PSUs only, upon a change of control, the Compensation Committee may, in its sole discretion, determine a Performance Percentage (as defined in the PSU Plan) from 0-200%. This table assumes a Performance Percentage of 100%. This amount includes RSUs and PSUs granted in respect of the Company's 2020 compensation.

Termination of Employment Following Change of Control

Name	Annual Salary(1) ($)	All Other Compensation(2) ($)	Total ($)
Clive Johnson	$2,600,000	14,037,263	16,637,263
Michael Cinnamond	$1,300,000	4,524,171	5,824,171
Roger Richer	$1,200,000	4,433,511	5,633,511
Tom Garagan	$1,200,000	4,436,238	5,636,238
Dennis Stansbury	$1,200,000	4,399,468	5,599,468
William Lytle	$1,300,000	4,551,138	5,851,138

Notes:

(1) Equal to 24 months' annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2020.

(2) Pursuant to the relevant employment agreement, all other compensation payable is equal to (i) 24 months' specified benefits, including extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to two times the average of annual short term incentive bonus compensation and the average cash value of RSUs awarded to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable on termination following change of control under the RSU Plan, the PSU Plan and the 2018 Stock Option Plan, as applicable, it has been assumed that: (a) all unvested RSUs have been deemed to vest on the termination date; (b) a Performance Percentage of 100%, being the target Performance Percentage, has been applied to vested PSUs as at the termination date (the Compensation Committee has discretion to determine a Performance Percentage from 0-200%); and (c) all unvested Options immediately vest as at the termination date. This amount includes RSUs and PSUs granted in respect of the Company's 2020 compensation.

Director Compensation

Deferred Share Unit Plan

On December 13, 2017, the Board approved a cash-settled Deferred Share Unit Plan for directors (the "DSU Plan"). Non-executive directors are not eligible to participate in the 2018 Stock Option Plan, RSU Plan or the PSU Plan. Pursuant to the terms of the DSU Plan, the Board shall administer the DSU Plan and is authorized to delegate any of its administrative responsibilities under the DSU Plan to one or more persons, including, without limitation, one or more officers and/or employees of the Company. Any bona fide director of the Company who is not otherwise an employee, consultant or officer of the Company or of a Related Entity (as defined in the DSU Plan) (each an "Eligible Person") is eligible to participate in the DSU Plan, provided that a director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board.

Some of the key features of the DSU Plan include the following, among others:

Grant of DSUs

  The Board may grant DSUs to an Eligible Person whose services to the Company are sufficient to warrant participation in the DSU Plan (a "Participant"). The number of DSUs to be credited to a Participant's account, and the date on which such DSUs will be credited to such Participant's account, will be such number of DSUs and such date the Board determines to be appropriate in the circumstances.

Election to Receive DSUs

  A Participant may elect to receive 50% or 100% of such Participant's total cash compensation earned in the applicable financial year (the "Elected Amount") in DSUs, with the balance, if any, being paid in cash at the time such amounts would be paid in the ordinary course. Such DSUs will be credited to such Participant's account on the last business day of each financial quarter, subject to any blackout period, or such other date as the Board determines appropriate. The number of DSUs to be credited to such Participant's account will be determined by dividing the Elected Amount in respect of the applicable financial quarter, by the Fair Market Value (as defined in the DSU Plan) as at the date the DSUs are credited, or such other date as determined by the Board.

Dividend Equivalents

  On any date on which a cash dividend is paid on the Common Shares, Participants who have DSUs credited to their accounts as of the record date for such dividend will be credited with "dividend equivalent" DSUs, calculated in accordance with the terms of the DSU Plan.

Termination of Service

  On the applicable redemption date, the Company will pay a Participant, who has terminated service to the Company, cash equal to the Fair Market Value of the Common Shares on the applicable separation date, multiplied by the number of DSUs recorded to such Participant's account, net of any applicable withholding tax.

  In the event of death of a Participant who has not otherwise terminated service to the Company, the Company will, within two months of such Participant's death, pay cash equal to the Fair Market Value of the Common Shares on the date of death, multiplied by the number of DSUs recorded to the Participant's account, net of any applicable withholding tax, to or for the benefit of the beneficiaries of such Participant.

As described in this Information Circular under "Share Ownership Guidelines", on May 8, 2019, the Board approved and implemented the Share Ownership Guidelines to ensure the interests of directors and senior executives of the Company are aligned with the long-term interests of the Company's Shareholders. For the Company's directors, each director is required to own Common Shares having an aggregate value equal to three times of the then current total annual retainer payable to the directors of the Company (the "Director Ownership Requirement"). Compliance with the Director Ownership Requirement is expected to be satisfied by each individual not later than the later of: (i) five years after their appointment or election to the Board, as applicable; and (ii) May 8, 2021. In the event of an increase in an individual's annual retainer following such five year period, he or she will have one year from the date of such increase to satisfy the increased Director Ownership Requirement. Since non-executive directors of the Company are eligible to participate in the DSU Plan, DSUs granted to such directors are also used in determining their Director Ownership Requirement. Once an individual's level of Common Share or Common Share-equivalent ownership satisfies the applicable Director Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines.

As seen in the table below, as at the Record Date, all of the Company's non-executive directors (other than Liane Kelly who has until January 1, 2025 to meet the Director Ownership Requirement) currently meet, and most vastly exceed, the applicable Director Ownership Requirement.

Director	Shareholding Requirement	Current Shareholdings as at the Record Date
		# of Common Shares	# of DSUs	Total Value(1)	Multiple of Retainer
Robert Cross	3x Annual Retainer	96,660	196,201	1,742,523	6.1 x
Robert Gayton	3x Annual Retainer	195,000	160,980	2,118,081	10.1 x
Jerry Korpan	3x Annual Retainer	2,700,000	137,716	16,884,410	91.3 x
Kevin Bullock	3x Annual Retainer	73,867	137,716	1,258,919	8.1 x
George Johnson	3x Annual Retainer	500,000	211,200	4,231,640	24.9 x
Bongani Mtshisi	3x Annual Retainer	22,800	186,727	1,246,686	7.3 x
Robin Weisman	3x Annual Retainer	2,000	137,716	831,310	4.6 x
Liane Kelly(2)	3x Annual Retainer	0	64,842	385,810	2.5 x

Notes:

(1) The values in this column were calculated by adding the number of Common Shares and the number of DSUs and multiplying by the VWAP of the Common Shares for the 20 trading days prior to the Record Date.

(2) Liane Kelly was appointed to the Board effective January 1, 2020. Under the terms of the Share Ownership Guidelines, Ms. Kelly must meet the Director Ownership requirement prior to January 1, 2025.

Compensation of directors has been determined by taking into consideration the size and stage of development of the Company, and with a goal to achieve the objectives of retaining skilled, experienced and dedicated directors. The Compensation Committee periodically reviews the adequacy and form of compensation of the directors to ensure the compensation appropriately reflects the responsibilities and risks involved in being an effective director. In 2020, Lane Caputo provided a review of current market practices regarding director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for directors.

Effective January 1, 2020 and for the year ended December 31, 2020, the non-executive directors of the Company were eligible for annual retainers as per the following schedule:

Role	Annual Retainer ($)
Board Member	140,000
Chair of the Board (additional retainer)	90,000
Chair of the Audit Committee (additional retainer)	40,000
Chair of the Compensation Committees (additional retainer)	40,000
Chair of the Health, Safety, Environmental, Social and Security Committee (additional retainer)	30,000
Chair of the Corporate Governance and Nominating Committee (additional retainer)	25,000
Member of the Audit Committee (additional retainer)	15,000
Member of the Compensation Committee (additional retainer)	15,000
Member of the Corporate Governance and Nominating Committee (additional retainer)	15,000
Member of the Health, Safety, Environmental, Social and Security Committee (additional retainer)	15,000

Other than the foregoing, no additional cash fees are paid to any of the directors for Board or committee involvement. Directors are reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board or committee meetings and in connection with the performance of their duties as directors.

Director Compensation Table

During the year ended December 31, 2020, non-executive directors of the Company accrued a total of $1,150,000 in annual retainers. As at December 31, 2020, the non-executive directors held Options to purchase an aggregate of 205,500 Common Shares, which were previously granted under the 2015 Plan but have not expired at December 31, 2020, which equates to 0.02% of the Company's issued and outstanding Common Shares, at exercise prices ranging from $1.12 to $3.66 per Common Share. As at December 31, 2020, 1,222,350 DSUs have been granted to non-employee directors under the DSU Plan.

The following table sets out all amounts of compensation for non-executive directors of the Company for the year ended December 31, 2020. Directors who are also Named Executive Officers are not entitled to any compensation for their services as a director.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(3)	Total ($)
Robert Cross	295,000	230,000	Nil	Nil	27,466	552,466
Robert Gayton	210,000	160,000	Nil	Nil	22,636	392,636
Jerry Korpan	185,000	160,000	Nil	Nil	19,274	364,274
Bongani Mtshisi	170,000	160,000	Nil	Nil	25,959	355,959
Kevin Bullock	155,000	160,000	Nil	Nil	19,274	334,274
George Johnson	170,000	160,000	Nil	Nil	29,453	359,453
Robin Weisman	170,000	160,000	Nil	Nil	19,274	349,274
Liane Kelly	155,000	160,000	Nil	Nil	8,821	323,821

Notes:

(1) Represents aggregate cash fees earned as directors of the Company for the year ended December 31, 2020. Directors may elect to receive a percentage of their compensation in DSUs instead of cash. The amounts referenced in the "Fees Earned" column are the fees the directors elected to receive in cash and the amounts directors elected to receive in DSUs instead of cash, as applicable.

(2) All share-based awards listed in the table above consist of DSUs that have been granted to each non-employee director under the DSU Plan for services performed for the year ended December 31, 2020, in addition to fees earned, see "Deferred Share Unit Plan" in this Information Circular. Fair value of the DSUs was calculated based on number of DSUs times the five-day VWAP for the period ending on the date of such grant.

(3) The amounts listed in this table comprise of dividend equivalent DSUs for each non-employee director to be credited pursuant to the terms of the DSU Plan for 2020.

(4) See the "Summary Compensation Table" above for details of Mr. Johnson's compensation in his capacity as a Named Executive Officer. Directors who are also Named Executive Officers are not entitled to any compensation for their services as director.

Incentive Plan Awards (Directors)

Outstanding Option-based and Share-based Awards

The following table sets out, for each non-executive director of the Company, the share-based awards (comprised of DSUs granted under the DSU Plan) and the option-based awards (comprised of Options granted under the 2015 Plan) outstanding as at December 31, 2020. As noted under "Deferred Share Unit Plan" in this Information Circular, non-executive directors of the Company may elect to receive a portion of their compensation in DSUs instead of cash. In accordance with the terms of the DSU Plan, the DSUs are not redeemable and are not payable until such director ceases to be a member of the Board of Directors.

Outstanding Share-based Awards and Option-based Awards
Name(3)	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised in-the- money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)(2)
Robert Cross	500	$1.12	4-Feb-2021	$3,005	Nil	Nil	$1,398,913
Robert Gayton	Nil	Nil	Nil	Nil	Nil	Nil	$1,147,787
Jerry Korpan	100,000	$1.12	4-Feb-2021	$601,000	Nil	Nil	$ 981,915
Bongani Mtshisi	Nil	N/A	N/A	Nil	Nil	Nil	$1,331,364
Kevin Bullock	30,000	$1.12	4-Feb-2021	$180,300	Nil	Nil	$ 981,915
George Johnson	Nil	Nil	Nil	Nil	Nil	Nil	$1,505,856
Robin Weisman	Nil	Nil	Nil	Nil	Nil	Nil	$ 981,915
Liane Kelly	75,000	$3.66	11-Jun-2022	$260,260	Nil	Nil	$ 462,323

Notes:

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Common Shares on the TSX on December 31, 2020, which was $7.13, and the Option exercise price, by the number of outstanding Options (both vested and unvested). Where the difference is negative, the Options are not in-the-money and no value is reported.

(2) Includes the value of DSUs which have been granted to each non-employee director under the DSU Plan for services performed that are outstanding as at December 31, 2020, calculated based on the $7.13 closing price of the Common Shares on the TSX on December 31, 2020, but does not include dividend equivalent DSUs to which each non-employee director is entitled to be credited pursuant to the terms of the DSU Plan for 2020.

(3) As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a director and his compensation information is presented in the section relating to executive compensation above. Further, Liane Kelly became a director of the Company as of January 1, 2020 and as of December 31, 2020, she held 75,000 Options with an exercise price of $3.66 which were granted to Ms. Kelly prior to her appointment as a director of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

DSUs granted to the directors of the Company vest immediately upon grant but are not redeemable until the date on which the director ceases to provide services to the Company.

The following table sets forth, for each non-executive director of the Company, the value of all incentive plan awards vested during the year ended December 31, 2020.

Incentive Plan Awards - Value Vested or Earned During the Year
Name(3)	Option-based Awards		Share-based Awards(4)		Non-equity Incentive Plan Compensation - Value Earned During The Year
	Number of Securities Underlying Options Vested (#)	Value Vested During the Year(1) ($)	Number of Shares or Units of Shares Vested (#)	Value Vested During the Year(2) ($)
Robert Cross	Nil	Nil	50,440	239,376	Nil
Robert Gayton	Nil	Nil	36,496	174,273	Nil
Jerry Korpan	Nil	Nil	35,975	170,608	Nil
Bongani Mtshisi	Nil	Nil	36,976	177,760	Nil
Kevin Bullock	Nil	Nil	35,975	170,608	Nil
George Johnson	Nil	Nil	37,518	181,572	Nil
Robin Weisman	Nil	Nil	35,975	170,608	Nil
Liane Kelly	Nil	Nil	64,277	314,523	Nil

Notes:

(1) The value vested during the year is calculated by multiplying the difference between the closing price of the Common Shares on December 31, 2020, which was $7.13 and the Option grant price, by the number of Options vested during the year.

(2) These figures represent the total value vested in the DSUs held by the directors, during the year ended December 31, 2020. Fair value of the DSUs were calculated by multiplying the number of granted DSUs by the market value of the underlying shares on the grant date.

(3) As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a director and his compensation information is presented in the section relating to executive compensation above.

(4) As noted under "Deferred Share Unit Plan", non-executive directors of the Company participate in the DSU Plan. For information relating to the DSUs that have been granted to each director under the DSU Plan for services performed for the year ended December 31, 2020, please see "Executive Compensation - Director Compensation" in this Information Circular. In accordance with the terms of the DSU Plan, DSUs held by directors pursuant to the DSU Plan are not redeemable or payable until such director ceases to provide services to the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information and Burn Rate Information

The following table provides certain information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of December 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by Shareholders(1)	Options: 16,852,620	$3.56	19,348,447
	RSUs: 4,334,362	$4.07	5,174,894
	PSUs: 1,795,706	$4.59	8,204,294
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	22,982,688	N/A	32,727,635

Notes:

(1) Represents Common Shares issuable under the 2018 Stock Option Plan, the RSU Plan and the PSU Plan. Additional information can be found under "Executive Compensation - Incentive Plan Awards".

(2) Represents Common Shares remaining available for future issuance under the 2018 Stock Option Plan, the RSU Plan and the PSU Plan, in each case as at December 31, 2020. Pursuant to the 2018 Stock Option Plan, as at December 31, 2020, the Company was authorized to issue up to 5.3% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, together with any Common Shares reserved for issuance under any other security based compensation arrangement of the Company pursuant to which Common Shares may be issuable. The number of Common Shares available for future issuance under the 2018 Stock Option Plan as at December 31, 2020 was 19,348,447 and includes Common Shares that have not previously been reserved for an Option grant and Common Shares underlying unexercised Options that have expired or were terminated. The Company is also authorized to issue up to: (i) 25,000,000 RSUs under the RSU Plan, with each RSU entitling the holder thereof to receive a payment in one fully-paid Common Share; and (ii) 10,000,000 Common Shares on vesting of PSUs under the PSU Plan. As at December 31, 2020, there were: (i) 5,174,894 RSUs available for future issuance under the RSU Plan; and (ii) 8,204,294 Common Shares on vesting of PSUs available for future issuance under the PSU Plan. As the maximum number of Common Shares reserved for issuance under All Company Plans may not exceed 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time, the future grant of Options, RSUs and/or PSUs pursuant to the 2018 Stock Option Plan, the RSU Plan or the PSU Plan, respectively, will potentially reduce the number of Options, RSUs, and PSUs available to be granted pursuant to the relevant plan. Additional information can be found under "Executive Compensation - Incentive Plan Awards".

(3) For more information regarding each of the plans, please see a description of each plan at Schedule "A" to this Information Circular.

The following table sets out the annual burn rate percentages in respect of equity securities under the Company's 2018 Stock Option Plan, the RSU Plan and the PSU Plan for the fiscal years ended 2020, 2019 and 2018 calculated in accordance with the TSX Company Manual:

Security	Annual Burn Rate(1)(2) Security Based Compensation Arrangement
	2020	2019	2018
Options	0.04%	0.47%	2.57%
Restricted Share Units	0.18%	0.29%	0.15%
Performance Share Units	0.17%	N/A	N/A

Notes:

(1) The burn rates for the 2018 Stock Option Plan, the RSU Plan and the PSU Plan, as applicable, are calculated by dividing the number of securities granted under each plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

(2) Does not include Options, RSUs and PSUs granted in 2021 in respect of 2020 compensation.

B2Gold Incentive Plan

On June 29, 2007, the Company established the B2Gold Incentive Plan for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the B2Gold Incentive Plan, at such time being Messrs. Clive Johnson, Roger Richer and Tom Garagan, options to acquire 4,955,000 Common Shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 Common Shares were issued to the trustees of the B2Gold Incentive Plan at a price of $0.02 for gross proceeds of $99,100. Since then, Common Shares have been issued out of the B2Gold Incentive Plan as follows: (i) on July 5, 2011, 1,000,000 Common Shares; (ii) on May 28, 2012, 500,000 Common Shares; (iii) on May 1, 2014, 750,000 Common Shares; and (iv) on June 2, 2016, 1,000,000 Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed financial year and as at the date hereof, there was no indebtedness, other than routine indebtedness, outstanding to the Company or any of its subsidiaries, or to another entity of which indebtedness the Company or any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding, owed by any current or former executive officers, directors and employees of the Company and its subsidiaries, proposed nominees for election as a director of the Company or any associates of any such executive officers, directors, or proposed nominees.

CORPORATE GOVERNANCE

The Board of Directors is committed to sound corporate governance practices that are both in the interest of Shareholders and contribute to effective and efficient decision making. National Policy 58-201, Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and the Board considers that the Company's corporate governance practices substantially comply with NP 58-201. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with NI 58-101, the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company's approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time with a view to achieving and maintaining a majority of independent directors while at the same time maintaining complementary skill, knowledge and experience in the mining industry. The Board of Directors is currently comprised of nine directors. The Board of Directors considers seven of the nine current directors are independent in accordance with the definition of "independence" set out in NI 52-110, as it applies to the Board of Directors, and in accordance with the applicable rules of the NYSE American.

The seven current directors considered to be independent are Robert Cross, Robert Gayton, Jerry Korpan, Bongani Mtshisi, Kevin Bullock, Robin Weisman, and George Johnson. Clive Johnson is not considered to be independent as he has a material relationship with the Company, namely his role as the President and CEO of the Company. Liane Kelly is not considered to be independent as she had a material relationship with the Company, due to her role as the Company's corporate social responsibility advisor from 2011 to June 2020. Accordingly, the Board considers that a majority of the directors are independent.

To facilitate the exercise of independent judgement by the Board in carrying out its responsibilities, each of the members of the Audit Committee and the Compensation Committee is considered to be independent for the purposes of NI 52-110, the rules of the NYSE American and, where applicable, Rule 10A-3 of the U.S. Exchange Act of 1934, as amended (the "Exchange Act").

The independent directors meet as a group, without the presence of management or non-independent directors, annually and such other times as they consider appropriate, and communication among the independent directors occurs on an ongoing basis as the need arises from regularly scheduled meetings of the Board. Since January 1, 2020, the independent directors have held one such meeting, without the presence of management or non-independent directors. The Board believes that adequate procedures are in place to facilitate the functioning of the Board with a level of independence from the Company's management.

Mr. Robert Cross, an independent director, is Chair of the Board and presides as such at each Board meeting. The Chair's role involves reviewing items of importance for consideration and deliberation by the Board of Directors, providing leadership to the Board of Directors in discharging their mandate and managing the Board of Directors consistent with the corporate governance approach adopted by the Board from time to time.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
Clive Johnson	Vanadian Energy Corp. (formerly Uracan Resources Ltd.) BeMetals Corp.
Robert Cross	Standard Lithium Ltd.
Robert Gayton	Amerigo Resources Ltd.
Kevin Bullock	Anaconda Mining Inc.
George Johnson	Hecla Mining Company
Bongani Mtshisi	Eco Atlantic Holdings Ltd.
Robin Weisman	INV Metals Inc. Nomad Royalty Company Ltd.

The attendance record for each current director for all Board meetings and for committee meetings of which they are or were a member, held from January 1, 2020 to December 31, 2020 is set out below:

Number of Board and Committee Meetings Held

Board meetings:  9

Audit Committee ("AC"):    4

Compensation Committee ("CC"):  4

Corporate Governance and Nominating Committee ("CGNC"):  3

Health, Safety, Environmental, Social and Security Committee ("HSESSC"):  4

	Attendance of Directors
Director	Board Mtgs.	AC Mtgs.	CC Mtgs.	CGNC Mtgs.	HSESSC Mtgs.
Clive Johnson	9	N/A	N/A	N/A	N/A
Robert Cross (CC, CGNC)	9	N/A	4	2(1)	N/A
Robert Gayton (AC, CC, CGNC)	9	4	4	3	N/A
Jerry Korpan (AC, CGNC, HSESSC)	9	4	N/A	3	4
Bongani Mtshisi (CC, HSESSC)	9	N/A	4	N/A	4
Kevin Bullock (AC)	9	4	N/A	N/A	N/A
George Johnson (HSESSC)	9	N/A	N/A	N/A	4
Robin Weisman (CGNC, HSESSC)	9	N/A	N/A	3	4
Liane Kelly (HSESSC)	9	N/A	N/A	N/A	4

  Notes:

(1)  Due to travel restrictions resulting from the COVID-19 pandemic, Mr. Cross was unable to attend one CNGC meeting due to the scheduled time of the meeting and the time zone is which he was located.

Board Charter and Position Descriptions

A copy of the Charter of the Board of Directors is attached as Schedule "D".

The Board has developed written position descriptions for the Chair of the Board and the chair of each committee of the Board. The responsibilities of the Chair of the Board include providing leadership to the Board in its duties to the Company and facilitating effective review, analysis and discussion at Board meetings.

A written position description has also been developed for the President and CEO. The responsibilities of the President and CEO include managing the efficient and effective operation of the Company, assisting the Board in establishing and implementing the strategic direction of the Company and ensuring all material matters affecting the Company are brought to the attention of the Board.

Director Skills and Experience

The Board of Directors and the Corporate Governance and Nominating Committee review the experience, qualifications and skills of our directors each year to ensure that the composition of the Board of Directors and committees and the competencies and skills of the members are in line with the evolving needs of the Company.

The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each director. The skills matrix is reviewed and updated each year based on self-assessment by each director whereby each director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad skills of the current directors. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the current individual directors based on information provided by such individuals.

Board Skill Matrix, Profile and Committee Membership		Clive Johnson	Robert Cross	Robert Gayton	Jerry Korpan	Bongani Mtshisi	Kevin ullock	George Johnson	Robin Weisman	Liane Kelly
	Strategy & Leadership	√	√	√	√	√	√	√	√	√
	Governance & Risk Management	√	√	√	√	√	√	√	√	√
	Executive Management / Senior Officer Experience	√	√	√	√	√	√	√	√	√
Experience and Skills	Financial Acumen		√	√	√		√	√	√
	M&A Execution	√	√	√	√		√	√		√
	Mining Operations Experience					√	√	√
	Multi-jurisdictional Business Experience	√	√	√	√	√	√	√	√	√
	Human Resources & Executive Compensation		√	√	√	√		√		√
	Health and Safety				√	√	√	√	√
	Environment and Sustainability		√	√	√	√	√	√	√	√
	Government and Regulatory Affairs	√	√	√		√	√		√
	Communications, Investor, Public Relations	√	√	√	√		√		√

Composition	Independence	CEO	√	√	√	√	√	√	√
	Board Tenure	14	13	13	13	9	7	5	3	1
	Age	63	62	81	75	42	56	72	64	56
	Gender	M	M	M	M	M	M	M	F	F

Board Committees	Audit Committee			C	√		√
	Compensation Committee		C	√		√
	Corp. Gov. and Nominating Committee		√	√	√				C
	HSE, Social and Security Committee				√	√		C	√	√

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Company's business, its corporate strategy, current issues with the Company, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. In addition, new directors are required to meet with management of the Company to discuss and better understand the Company's business and will be advised by counsel to the Company of their legal obligations as directors of the Company.

The skill and knowledge of the Board of Directors as a whole is such that the Corporate Governance and Nominating Committee is of the view that a formal continuing education process is not currently required. The Board of Directors is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Company's records. Reference is made to the table under the heading "Election of Directors" for a description of the current principal occupations of the members of the Board of Directors.

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly. There are technical presentations at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical directors. During 2020, the Corporate Governance and Nominating Committee and the Board of Directors each received a seminar from its professional advisors regarding corporate governance matters.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors potential candidates to fill Board vacancies as and when they arise and in alignment with the Company's succession planning activities and diversity objectives (see "Diversity" and "Board Renewal" below). The Corporate Governance and Nominating Committee is currently comprised of Robin Weisman (Chair), Robert Cross, Robert Gayton and Jerry Korpan, each of whom is an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSX and NYSE American.

The Corporate Governance and Nominating Committee also reviews the structure, size, effectiveness, and composition required of the Board compared to its current form and makes recommendations to the Board with regard to any changes. The Corporate Governance and Nominating Committee also annually assesses directors and makes recommendations to the Board concerning the re-election of any director at the conclusion of his or her specified term of office as well as the continuation in office of any director, having due regard to his or her performance and ability to continue to contribute to the Board. Further, the Corporate Governance and Nominating Committee, in accordance with the Company's Majority Voting Policy, considers and makes recommendations as to the acceptance of resignations tendered by directors under such policy. The Corporate Governance and Nominating Committee also recommends individual directors to the Board to serve as members or chairs of the Audit Committee, the Compensation Committee, the HSESS Committee (as defined below), and any other committees established by the Board from time to time. The Corporate Governance and Nominating Committee ensures that new directors are formally advised as to what is expected of them and makes recommendations respecting orientation of new Board members and ongoing education of all Board members.

In addition to its nomination function, the Corporate Governance and Nominating Committee is responsible for establishing and reviewing the Company's corporate governance practices as well as reviewing and assessing the Company's ongoing compliance with the various securities and regulatory authorities that govern it, as well as ensuring that the Company continues to conduct itself in a manner appropriate for that of a public company in accordance with its corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for the development of the Code of Business Conduct and Ethics (the "Code"), for monitoring compliance with the Code, and for reviewing and resolving any issues regarding conflicts of interest or reported violations of the Code in accordance with the Code.

Diversity

In determining candidates for election to the Board or appointment to executive office, the Board has not historically relied upon a formal diversity policy to assist in the identification and nomination of directors or appointment of executive officers; however, the Corporate Governance and Nominating Committee has been proactive in considering several female candidates amongst its evergreen list of potential Board candidates.  As at the date of this Information Circular, there are two women members of the Board of Directors, representing 22% of the Board of Directors. In addition, the Chair of Filminera Resources Corporation, which is the Company's 40% indirectly-owned affiliate that jointly holds the Masbate Gold Project, is a woman, such that 20% of the Board of Filminera Resources Corporation are women.

The Company also recognizes that diversity as it applies to Board or executive appointments is not restricted to gender diversity but includes and is not limited to, such characteristics geographical representation, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, disability, etc. The Company recognizes the importance of having diversity on the Board and in executive roles to ensure that members of the Board and the executive team possess the necessary range of perspectives, experience and expertise required to achieve the Company's objectives and deliver for its stakeholders. To this end and to facilitate the selection of Board and executive appointments under the Company's succession plan, management and the Corporate Governance and Nominating Committee are developing a diversity policy to be implemented by the Company during 2021.

Board Renewal

The Company recognizes the long tenure of several of its Board members who have contributed to the success of the Company since its inception. In light of the Company's success, the Corporate Governance and Nominating Committee is committed to a process of renewal and succession planning for Board members that will seek to bring fresh perspectives to the Board to facilitate the Company's continued success while also maintaining a necessary degree of continuity for mentorship, as required, and to transition Board committee roles and responsibilities.

During 2021, the Corporate Governance and Nominating Committee intends to implement a succession plan for Board members, taking into account the director skills matrix above, to allow for the orderly renewal of the Board while weighing both the objectives for the Company as set out in the diversity policy with the balance of skills, experience, independence and knowledge on the Board, the Board's cohesiveness and other factors relevant to its effectiveness.

Ethical Business Conduct

The Board has adopted a written Code for the directors, officers, employees, consultants and contractors of the Company and its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company. A copy of the Code may be obtained from the Company's website at https://www.b2gold.com. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.

In addition to responding to any complaints or violations reported directly to Board members, the Board makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operations updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. The Company has developed a program pursuant to which employees of the Company will sign a document certifying to comply with the Code. Directors of the Company sign this document on an annual basis and also certify compliance for the previous year.

The Board, through the Company's Corporate Governance and Nominating Committee and Audit Committee, is responsible for overseeing and monitoring compliance with the Code. Each director, officer, employee, consultant and contractor of the Company and all of its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company is expected to read and become familiar with the Code and may be required, from time to time, to affirm in writing his or her compliance with the Code. The questionnaire is available in English, French, and Spanish to ensure that each individual fully comprehends the compliance requirement and is confident that the reporting of any violations of the Code or related policies to a member of the Corporate Governance and Nominating Committee or senior management will be treated as confidential.

Conflict of Interest Policy

As required under the BCBCA and the Company's Articles:

  A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

  A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors' resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction.

Disclosure, Confidentiality and Insider Trading Policy

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy that supports the Company's commitment to timely disclosure of material information, and also assists directors, officers, employees and contractors in meeting their obligations under applicable securities laws, rules and regulations and the rules and regulations of the stock exchanges on which the Company's securities are listed.

Among other matters, the policy sets out the Company's disclosure principles, details procedures for dissemination of material information, including news releases and public filings, and specifies parameters for contact with the investment community, the media and analysts. In addition, the policy prohibits trading on material, non-public information and describes certain blackout periods and insider reporting obligations under applicable laws.

Whistleblower Policy

The Company has adopted a Whistleblower Policy that governs the process through which its officers, employees and others, either directly or anonymously, can notify either Whistleblower Security Inc., a third party service provider, the Chair of the Audit Committee or the Chair of the Board of Directors, of concerns relating to the Company's accounting, internal controls or auditing matters, violations of the Company's Anti-Corruption Policy, or compliance with applicable laws.

Anti-Corruption Policy

The Company has adopted an Anti-Corruption Policy that prescribes standards of professional and ethical conduct for the Company's representatives, including its directors, officers, employees, consultants and those indirectly representing the Company or any of its subsidiaries and affiliates. The policy prohibits any of the Company's representatives from achieving results through violations of laws or regulations, or through unscrupulous dealings.

The Code outlines the standards of ethical behaviour that we expect from our people and those working on behalf of the Company around the world. The Code applies to all directors, officers, employees, consultants and contractors of B2Gold and its subsidiaries and commits them to conducting business in accordance with all applicable laws, rules and regulations, and to the highest ethical standards. The Company does not tolerate bribery or corruption and is committed to acting professionally, honourably, and with integrity in all business dealings and relationships. While our Board is responsible for oversight and monitoring compliance with the Code, each individual is responsible for complying with the Code as it applies to all of Company personnel. In addition, the Company's Supplier Code of Conduct outlines our expectations of ethical behaviour from our third-party suppliers.

The Audit Committee and Corporate Governance and Nominating Committee are responsible for monitoring compliance with the Code and Anti-Corruption Policy. The Company maintains a toll-free whistleblower hotline for anonymous reporting of any suspected violations of the Code, including concerns regarding accounting, internal accounting controls or other auditing matters. Other Code violations (such as ethical conflicts, environmental issues, harassment, or discrimination) are to be reported to the Corporate Governance and Nominating Committee and executive management. In 2020, annual training was implemented globally for relevant staff on the Anti-Corruption Policy.

Compensation

The Board of Directors has appointed a Compensation Committee with responsibility for determining the compensation of officers within the terms of the framework or broad policy determined and agreed with the Board for that purpose. The Compensation Committee reports to the Board and determines or makes recommendations to the Board on individual officer compensation.

The Compensation Committee is currently comprised of Robert Cross (Chair), Robert Gayton and Bongani Mtshisi, each of whom is an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSX and NYSE American.

On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of director compensation taking into account the responsibilities and risks involved in being a director. In determining the appropriate level of compensation, the Board considers the types and amounts of compensation paid to directors of comparable public companies.

The Company has adopted a written charter for the Compensation Committee that sets out the committee's responsibilities, structure and operations. Pursuant to its charter, the Compensation Committee, among other things:

  recommends to the Board human resources and compensation policies and guidelines for application to the Company;

  reviews and recommends any changes deemed necessary to the Company's domestic and international compensation and human resources policies and procedures;

  oversees the internal controls in the executive compensation process, including supervising controls over the gathering of information used to determine compensation, establish equity award plans and grant equity awards;

  ensures that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management and, in particular, that (i) properly reflects the duties and responsibilities of members of management, (ii) is effective and competitive in attracting, retaining and motivating people of the highest quality, and (iii) is based on established corporate and individual performance objectives;

  reviews and approves the corporate goals and objectives relevant to the compensation of the CEO on an annual basis, and evaluates the CEO's performance in light of the position description for the CEO and these goals and objectives and determines, as a committee, the compensation level of the CEO based on this evaluation;

  reviews, on an annual basis, and determines, as a committee, the salary, bonus and other benefits, direct and indirect, of the President and CEO;

  reviews, on an annual basis, the performance of and proposed compensation for all other executive officers of the Company after considering the recommendations of the President and CEO, all within the human resources and compensation policies and guidelines approved by the Board, and makes recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are "independent" of the Company;

  identifies any risks arising from the Company's compensation policies and practices that could be reasonably likely to have a material adverse effect on the Company and ensures that any compensation policies and practices that could encourage individuals within the Company to take inappropriate or excessive risks are identified and mitigated;

  oversees the implementation and administration of human resources and compensation policies approved by the Board concerning (i) executive compensation, contracts, stock plans or other incentive plans, and (ii) proposed personnel changes involving officers reporting to the President and CEO;

  reviews proposed amendments to the 2018 Stock Option Plan, the RSU Plan and the PSU Plan and reports to the Board;

  reviews and makes recommendations to the Board concerning the recommendations of the President and CEO for share based compensation to directors, executive officers, employees and consultants of the Company and its affiliates under the Company's share based compensation plans;

  annually receives from the President and CEO recommendations concerning annual compensation policies and budgets for all employees; and

  periodically reviews the adequacy and form of the compensation of directors and ensures that the compensation appropriately reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.

The Compensation Committee meets at least twice a year and at such other times as required. The Compensation Committee is authorized to seek any information it requires from any employee of the Company and to obtain, at the Company's expense, outside professional advice in order to properly and fully perform its duties and responsibilities.

Audit Committee

The Audit Committee of the Company is currently comprised of Messrs. Robert Gayton (Chair), Kevin Bullock and Jerry Korpan. All members of the Audit Committee are: (i) independent within the meaning of NI 52-110, which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American. The Board has determined that Mr. Gayton qualifies as an "audit committee financial expert" within the meaning of the applicable U.S. securities laws.

It is the Board of Directors' responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the Board of Directors to meet its oversight responsibilities in relation to the Company's financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it is the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and the management of the Company.

The Audit Committee reviews the effectiveness of the Company's financial reporting, reviews the external auditor's evaluation of internal control policies, and reviews the effectiveness of the Company's procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and the internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

For further information regarding the Company's Audit Committee, please refer to the section entitled "Audit Committee" in the Company's Annual Information Form dated March 30, 2021, which is available under the Company's profile on SEDAR at https://www.sedar.com or may be obtained upon request from the Secretary of the Company, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

Health, Safety, Environment, Social and Security Committee

The Board of Directors has appointed the Health, Safety, Environment, Social and Security ("HSESS") Committee (the "HSESS Committee") with responsibility for ensuring that the Company implements the standards necessary for: (i) effective occupational health and safety measures for all workers, contractors and visitors; (ii) on-going compliance with all relevant host country and corporate environmental policies and requirements; (iii) effective implementation of corporate social responsibility programs that are transparent and directed towards sustainable initiatives developed by the Company; and (iv) management of the Company's physical and internet security programs. The Board delegates to the HSESS Committee the responsibility for the Company's risk management processes related to health, safety, environmental, social, and physical and internet security matters. In fulfilling this function, the HSESS Committee coordinates its risk oversight work with the Audit Committee, which has the delegated responsibility to assist the Board with general risk oversight.

The HSESS Committee is currently comprised of George Johnson (Chair), Jerry Korpan, Bongani Mtshisi, Robin Weisman and Liane Kelly.

It is a requirement that the Board of Directors reviews HSESS Committee procedures and key performance indices to ensure HSESS targets are in line with the corporate policies of the Company. Corporate HSESS policies are reviewed no less than annually and approved by the HSESS Committee for implementation by all Company personnel. Additionally, the Board requires an internal audit of all facilities at all phases of the mining life cycle be conducted every two years, with the results of such audits to be reviewed by the HSESS Committee.

Assessments

As part of its mandate, the Corporate Governance and Nominating Committee annually reviews the size and effectiveness of the Board of Directors, the committees of the Board, and the individual directors, and reports on such assessments to the Chair of the Board and the Board of Directors as a whole. The Corporate Governance and Nominating Committee circulates a written survey questionnaire to directors assessing the effectiveness of the Board and its committees in respect of: Board organization and structure; Board culture; Board information and resources; strategy and plans; policies and procedures; shareholder and corporate communications; and ways to enhance Board performance. The Board evaluation process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Corporate Governance and Nominating Committee reviews the results and makes any necessary recommendation to the Board for adoption.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which in either case, has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed herein.

Applicable securities legislation defines, "informed person" to mean any of the following: (i) a director or executive officer of a reporting issuer; (ii) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (iii) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (iv) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as set forth in this Information Circular and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares of the Company.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available under the Company's profile on the SEDAR website located at https://www.sedar.com. The Company's financial information is provided in the Company's audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company's audited financial statements and related management discussion and analysis by contacting Ian MacLean, Vice President, Investor Relations, Suite 3400 - 666 Burrard Street, Park Place, Vancouver, British Columbia V6C 2X8 (Tel: 604-681-8371).

SCHEDULE "A"
DESCRIPTION OF B2GOLD'S EQUITY COMPENSATION PLANS

Restricted Share Unit Plan

The Company adopted the RSU Plan for the benefit of certain executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, who are the designated participants of the RSU Plan. Adoption of the RSU Plan was part of the Company's continuing effort to build upon and enhance long-term Shareholder value. The RSU Plan reflects the Company's commitment to a long-term incentive compensation structure that aligns the interests of its employees with the interests of its Shareholders. RSUs may be granted by the Compensation Committee, which was appointed to administer the RSU Plan.

As at the date of this Information Circular, 25,000,000 Common Shares are reserved for issuance pursuant to the RSU Plan and: (i) the Company has issued 21,156,776 RSUs under the RSU Plan (representing approximately 2.01% of the Company's then issued and outstanding share capital); (ii) 5,621,081 RSUs have been granted for which Common Shares have not yet been issued (representing approximately 0.53% of the Company's then issued and outstanding share capital); and (iii) 3,843,224 RSUs remain available for grant under the RSU Plan (representing approximately 0.37% of the Company's then issued and outstanding share capital).

On May 5, 2020, in addition to the proposed amendment to increase the maximum number of Common Shares issuable under the RSU Plan from 20,000,000 to 25,000,000 Common Shares, the Board approved certain other amendments to the RSU Plan in accordance with the amendment provisions of the RSU Plan and the applicable rules of the TSX, which amendments did not require Shareholder approval, as follows:

  adding a provision to clarify that the maximum number of Common Shares that may be issuable, at any time, pursuant to All Company Plans is a number equal to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time;

  a decrease in the maximum number of securities issuable to insiders, at any time, under All Company Plans, including, without limitation, the RSU Plan, from 8.0% to 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis; and

  a decrease in the maximum number of securities issued to insiders, within any one year period, under All Company Plans, including, without limitation, the RSU Plan, from 8.0% to 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis.

The remaining provisions of the RSU Plan remain unchanged. A summary of the material terms of the RSU Plan is set forth below and is subject to and qualified in its entirety by the provisions of such plan.

Designated Participants

  Effective as of May 8, 2018, the designated participants of the RSU Plan (the "Designated Participants") are executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended.

Awarding RSUs

  The maximum number of Common Shares issuable under the RSU Plan is 25,000,000 Common Shares, representing approximately 2.4% of the Company's issued and outstanding share capital as at the date of this Information Circular.

  The maximum number of Common Shares that may be issuable, at any time, under All Company Plans is a number equal to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time.

  The maximum number of Common Shares issuable to insiders, at any time, under All Company Plans, including, without limitation, the RSU Plan, is 5.3% of the Company's issued and outstanding Common Shares (on a non-diluted basis) at any time.

  The maximum number of Common Shares issued to insiders, within any one year period, under All Company Plans, including, without limitation, the Amended RSU Plan, is 5.3% of the Company's issued and outstanding Common Shares (on a non-diluted basis) at any time.

  The number of RSUs granted will be credited to the Designated Participant's account effective on the grant date.

  The Compensation Committee will credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been Common Shares, divided by the market value of the Common Shares on the date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis; provided that no fractional RSUs will be created thereby.

  Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

  Unless otherwise determined by the Compensation Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, provided, however, in respect of RSUs granted after June 8, 2018, such vesting period shall be the minimum periods permitted for all RSU grants and the Compensation Committee shall not be permitted to reduce any such vesting period.

  In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the Compensation Committee, in its sole discretion, may determine whether or not any or all of the RSUs or any dividend equivalent RSUs shall be considered to have vested.

  If a Designated Participant's employment ceases prior to the vesting of the RSUs because of the death, retirement or disability of the Designated Participant or because of termination without cause or resignation for good reason, a pro rata portion of the Designated Participant's RSUs that are scheduled to vest on the next scheduled vesting date set forth in the grant notice for such RSUs shall vest, based on the number of days since the grant date to the date of death, retirement, disability, termination or resignation, as the case may be, in relation to the total number of days from the grant date to such vesting date. Such RSUs shall be redeemed and certificates shall be issued to the Designated Participant or the Designated Participant's beneficiary or estate in accordance with the RSU Plan.

  If a Designated Participant is terminated for cause or resigns without good reason, all of his or her RSUs will immediately expire as of the date of termination.

Redemption

  Once fully vested, each RSU entitles the holder, subject to the terms of the RSU Plan, to receive one Common Share.

Change of Control

  If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company's outstanding Common Shares or substantially all of the Company's assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the RSU Plan.

  In the event of a change of control, if the RSU Plan is assumed by the Acquirer (as defined in the RSU Plan), an Affiliate thereof (as defined in the RSU Plan) or the successor of the Company, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

  In the event of a change of control, should the Acquirer, an Affiliate thereof or the successor of the Company not agree to assume all of the obligations of the Company under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

Amendment

  Subject to the terms of the RSU Plan, the Board may amend, suspend or terminate the RSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant's rights.

  The Board may approve amendments relating to the RSU Plan, without obtaining Shareholder approval, to the extent that such amendment:

    is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements;

    is an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan;

    changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs;

    changes the termination provisions of an RSU or the RSU Plan; or

    is an amendment of a "housekeeping nature".

  Shareholder approval will be required for the following amendments to the RSU Plan:

    increasing the number of securities issuable under the RSU Plan, other than in accordance with the terms of the RSU Plan;

    making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants;

    amending the restriction on transferability of RSUs;

    permitting awards other than RSUs to be made under the RSU Plan; and

    deleting or reducing the amendments that require Shareholder approval under the RSU Plan.

Adjustment

  In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company's assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common Shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the RSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding RSUs.

Performance Share Unit Plan

The Company adopted the PSU Plan for the benefit of the Company's executives, employees and other eligible consultants under the PSU Plan.

As at the date of this Information Circular, 10,000,000 Common Shares are reserved for issuance pursuant to the PSU Plan and: (i) the Company has issued 3,105,108 PSUs under the PSU Plan (representing approximately 0.30% of the Company's then issued and outstanding share capital); and (ii) PSUs redeemable to acquire 6,894,892 Common Shares remain available for grant under the PSU Plan (representing approximately 0.66% of the Company's then issued and outstanding share capital).

On May 5, 2020, the Board approved certain amendments to the PSU Plan in accordance with the amendment provisions of the PSU Plan and the applicable rules of the TSX, which amendments did not require Shareholder approval, as follows:

  a decrease to the maximum number of Common Shares that may be issuable, at any time, under All Company Plans, including, without limitation, the PSU Plan, from 8.0% to 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis;

  a decrease to the maximum number of securities issuable to insiders, at any time, under All Company Plans, including without limitation, the PSU Plan, from 8.0% to 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis); and

  a decrease to the maximum number of securities issuable to insiders, within any one year period, under All Company Plans, including, without limitation, the PSU Plan, from 8.0% to 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis).

The remaining provisions of the PSU Plan remain unchanged. Set out below is a summary of the key features of the PSU Plan, which is subject to and qualified in its entirety by the provisions of the PSU Plan. Reference should be made to the provisions of the PSU Plan with respect to any particular provision described below.

Designated Participants

  The PSU Plan is administered by the Compensation Committee. Executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or to certain related entities of the Company that is eligible to receive PSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended and the permitted assigns of each such executive officer, employee or person designated by the Company (for the purposes of this section, the "Designated Participants") are eligible to participate in the PSU Plan. The Compensation Committee is entitled to exercise its discretion to restrict participation under the PSU Plan.

  The number of PSUs granted to a Designated Participant will be credited to such Designated Participant's account effective on the grant date. Further, whenever a dividend is paid on the Common Shares of the Company, the Compensation Committee will credit a Designated Participant with additional PSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the PSUs recorded in such Designated Participant's account had been Common Shares, whether or not vested, divided by the market value of the Common Shares on the trading date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of PSUs.

Maximum Number of Common Shares Issuable

  Under the PSU Plan, up to a maximum of 10,000,000 Common Shares are reserved for issuance pursuant to the PSU Plan. Furthermore, the PSU Plan provides that: (i) the maximum number of Common Shares that may be issuable, at any time, under All Company Plans, including, without limitation, the PSU Plan, shall not exceed 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis; (ii) the maximum number of securities issuable to insiders, at any time, under All Company Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis); and (iii) the maximum number of securities issuable to insiders, within any one year period, under All Company Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis).

Vesting

  The PSUs vest on the date that the Board approves the Performance Percentage (defined below), such date being as soon as practicable following the expiry of a time-based performance period (the "Performance Period"). The duration of the Performance Period applicable to a specific PSU grant will be determined at the time of the grant by the Compensation Committee. In addition, the Compensation Committee will determine the performance measures that may, without restriction, be taken into consideration in granting PSUs under the PSU Plan, which measures may include, without limitation, any one or more of the following: (i) total shareholder return, absolute or relative; (ii) the market price of the Common Shares from time to time; (iii) the financial performance or results of the Company or any Related Entity, or a business unit or division thereof; (iv) other operational or performance criteria relating to the Company or any Related Entity or a business unit or division thereof, including the achievement of corporate or personal objectives, and/or the attainment of milestones relating to financial, operational, strategic or other objectives of the Company; (v) activities related to growth of the Company, any Related Entity or a business unit or division thereof; (vi) health and safety performance of the Company, a Related Entity or a business unit or division thereof; (vii) the execution of the Company's strategic plan as determined by the Board; (viii) other performance criteria and results relating to the Designated Participants, the Company, a Related Entity or a business unit or division thereof; and (ix) such additional or other measures as the Compensation Committee or the Board, in their sole discretion, consider appropriate in the circumstances (collectively, the "Performance Measures"). The Performance Measures applicable to a grant of PSUs will be set forth in the applicable grant notice in respect of such grant.

  Following the date the Performance Period, or the Additional Period (as defined below) if applicable, ends for a particular PSU grant, the Compensation Committee will assess the performance of the Company and/or the Designated Participant for the applicable period based on the Performance Measures. Upon the assessment of all Performance Measures and considering the weighting of individual measures, the Compensation Committee shall determine the applicable performance percentage, which shall be a percentage from 0 to 200 (the "Performance Percentage"). Upon the determination of the Performance Percentage, the number of Common Shares issuable for each vested PSU shall be determined by multiplying the number of vested PSU by the applicable Performance Percentage.

  In the event that a Designated Participant dies, retires, becomes disabled, resigns for Good Reason (as defined in the PSU Plan) or is terminated without cause prior to the vesting of the PSUs, all of the PSUs (and any dividend equivalent PSUs in respect of such PSUs) held by the Designated Participant will remain outstanding for such period of time determined by the Compensation Committee, in its sole discretion (the "Additional Period"), which Additional Period may be shorter than the original Performance Period. All outstanding PSUs (and any dividend equivalent PSUs in respect of such PSUs) shall continue to be eligible to become vested in accordance with the terms of the PSU Plan and achievement of Performance Measures as set forth in the applicable grant notice during the Additional Period, as determined by the Compensation Committee in accordance with the PSU Plan. All PSUs (and any dividend equivalent PSUs in respect of such PSUs) that remain unvested at the end of the Additional Period and the Compensation Committee's determination of the Performance Percentage pursuant to the PSU Plan will expire, and the Designated Participant will have no further rights in respect of such PSUs (and dividend equivalent PSUs).

  In the event that a Designated Participant's employment ceases prior to the redemption of their vested PSUs because of termination for cause or because of resignation other than for Good Reason, all PSUs (and any dividend equivalent PSUs credited in respect thereof), whether or not vested, will immediately expire.

Redemption

  Vested PSUs will be redeemable by the Company as soon as practicable following the vesting date and in no event will the redemption date for any vested PSU be later than 60 days following the vesting date of such PSU. The number of Common Shares issuable from treasury to a Designated Participant will be determined by multiplying the number of vested PSUs by the applicable Performance Percentage.

Transferability

  Any rights with respect to PSUs will not be transferable or assignable other than for normal estate settlement purposes; provided, however, a Designated Participant may transfer or assign PSUs to a permitted assign of such Designated Participant subject to the provisions of the PSU Plan and applicable grant notice.

Change of Control

  In the event that: (i) any person or group of persons acquires more than 20% of the Company's outstanding Common Shares; (ii) there is a consummation of a sale of all or substantially all of the Company's assets; (iii) the incumbent members of the Board of Directors are removed and/or no longer constitute a majority of the Board; or (iv) there is a consummation of a corporate reorganization transaction which has substantially the same effect as one or more of the foregoing, a "change of control" of the Company will have occurred for the purposes of the PSU Plan.

  In the event of a change of control of the Company, should the person or group acquiring the Common Shares of the Company, or an affiliate of such person or group or the successor of the Company, does not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan or that the Performance Measures will be adversely affected by such assumption, all unvested PSUs held by Designated Participants will immediately be deemed to vest as of the effective date of such change of control. The Compensation Committee shall determine, in its sole discretion, the Performance Percentage to be applied to the vested PSUs based on factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the Performance Measures and such other factors as the Compensation Committee determines appropriate in the circumstances, and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested PSUs as of the effective date of such change of control to the Designated Participant. However, notwithstanding the foregoing, the Compensation Committee may terminate all or part of the PSU Plan if it determines that it is appropriate to do so upon a change of control and, in the event of such termination, the PSU Plan shall terminate on the effective date of such change of control of the Company on such terms and conditions as the Compensation Committee may determine.

Amendments to the PSU Plan

  Subject to the terms of the PSU Plan, the Board may amend, suspend or terminate the PSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX for any purpose which the Board, in its good faith opinion, believes may be expedient or desirable (provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participants' rights).

  The Board may approve the following amendments relating to the PSU Plan, without obtaining Shareholder approval, to the extent that such amendment:

    is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements;

    is an amendment relating to administration of the PSU Plan and eligibility for participation under the PSU Plan;

  changes the terms and conditions on which PSUs may be or have been granted pursuant to the PSU Plan, including change to the vesting provisions of the PSUs;

  changes the termination provisions of a PSU or the PSU Plan; or

  is an amendment of a "housekeeping nature".

  Shareholder approval will be required for the following amendments to the PSU Plan:

    increasing the number of securities issuable under the PSU Plan, other than in accordance with the terms of the PSU Plan;

    making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants;

    amending the restriction on transferability or assignability of PSUs;

    permitting awards other than PSUs to be made under the PSU Plan; and

    deleting or reducing the amendments that require Shareholder approval under the PSU Plan.

Adjustment under the PSU Plan

  In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company's assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting common shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the PSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding PSUs.

2018 Stock Option Plan

The purpose of the 2018 Stock Option Plan is to provide eligible persons with an opportunity to purchase Common Shares and to benefit from the appreciation in the value of such Common Shares. The 2018 Stock Option Plan increases the Company's ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of Options, to benefit from the growth of the Company. The Board of Directors has the authority to determine the directors, officers, employees and consultants to whom Options will be granted, the number of Options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the 2018 Stock Option Plan.

The 2018 Stock Option Plan is a "rolling" stock option plan and is the current incentive stock option plan of the Company. As at the date of this Information Circular, there are 18,454,824 Options issued and outstanding under the 2018 Stock Option Plan, representing approximately 1.75% of the Company's issued and outstanding share capital as at that date.

Under the 2018 Stock Option Plan, and taking into account the issued Options as at the date of this Information Circular, together with: (i) the 3,843,224 RSUs which are available for grant under the RSU Plan; (ii) the 5,621,081 RSUs which have been granted and remained outstanding under the RSU Plan; (iii) the 6,894,892 PSUs which are available for grant under the PSU Plan; and (iv) the 3,105,108 PSUs which have been granted and remained outstanding under the PSU Plan, in each case as at the date of this Information Circular, an aggregate 17,834,153 Common Shares are available for future Option grants in accordance with the terms of the 2018 Stock Option Plan, representing approximately 1.70% of the Company's issued and outstanding share capital as at the date of this Information Circular.

Other than the 2020 Amendments and the 2021 Amendments, descriptions of which are set out in the Information Circular above, the provisions of the 2018 Stock Option Plan remain unchanged. A summary of the material terms of the 2018 Stock Option Plan is set forth below and is subject to and qualified in its entirety by the provisions of the 2018 Stock Option Plan. Reference should be made to the provisions of the 2018 Stock Option Plan, with respect to any particular provision described below.

Eligible Participants

  Effective as of May 8, 2018, the eligible participants of the 2018 Stock Option Plan, subject to all applicable laws, are any officer, employee, or consultant of the Company or any of its associated, affiliated, controlled or subsidiary companies that is eligible to receive an Option pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended (each, a "Participant").

Awarding Options

  The maximum number of Common Shares issuable pursuant to the 2018 Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, is a number equal to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time.

  The maximum number of Common Shares issuable to insiders at any time pursuant to the 2018 Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, will not exceed 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant.

  The maximum number of Common Shares issued to insiders within any one-year period pursuant to the 2018 Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, in aggregate, will not exceed 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant.

  The maximum number of Common Shares issuable to any one individual within any one-year period pursuant to the 2018 Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, shall not exceed 5% of the total number of issued and outstanding Common Shares on a non-diluted basis at the time of the grant.

  Options that expire unexercised or are otherwise terminated or cancelled will be returned to the 2018 Stock Option Plan and may be made available for future option grant pursuant to the provisions of the 2018 Stock Option Plan.

Vesting and Change of Control

  The vesting period of all Options shall be determined by the Board of Directors, provided that:

    Options granted to the CEO of the Company on or after May 8, 2018 shall vest in equal increments on the first, second, third, fourth, and fifth anniversaries of the relevant grant date;

    if there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company's outstanding Common Shares or substantially all of the Company's assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a "change of control" will have occurred for the purposes of the 2018 Stock Option Plan;

    in the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below) in respect of Options granted prior to April 28, 2021, where the person(s) acquiring control of the Company agree to assume all of the obligations of the Company under the 2018 Stock Option Plan, the 2018 Stock Option Plan and all outstanding Options will continue on the same terms and conditions, provided that for Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, Common Shares subject to each Option held by such Participant shall immediately vest and become purchasable on the date of such termination; and

    in the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below) in respect of Options granted prior to April 28, 2021, should the person(s) acquiring control of the Company not agree to assume all of the obligations of the Company under the 2018 Stock Option Plan, Common Shares subject to each Option held by each Participant shall immediately vest and become purchasable so as to permit the Participant to participate as a holder of Common Shares in the transaction to complete the change of control of the Company.

Exercise

  Options may be exercisable for a period of up to a maximum term of:

    10 years from the grant date, in respect of Options granted prior to April 28, 2021; or

    five years from the first business day after the grant date, in respect of Options granted on or after April 28, 2021,

such period to be determined by the Board of Directors, subject to any extension of the expiry date of any Options during a Blackout Period in accordance with the terms of the 2018 Stock Option Plan, and the Options are non-transferable and non-assignable, other than by will or the laws of descent and distribution.

  The Board of Directors shall fix the exercise price of each Option at the time the Option is granted, provided that such exercise price is not less than the closing market price on the last day Common Shares were traded prior to the grant date of such Options or such other minimum price as may be required by the TSX.

Effect of Termination of Employment or Death

  Options held by an individual who ceases to be employed by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, for cause or is removed from office or becomes disqualified from being a director will terminate immediately.

  Options held by optionees who ceases to be employed or retained by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, other than by reason of death or termination for cause, or ceases to be a director other than by reason of death, removal or disqualification, at the effective date thereof and to the extent exercisable at such date may be exercised in whole or in part for a period that is the earlier of: (i) 90 days after the optionee ceases active employment with the Company; (ii) 90 days after the date of delivery of written notice of retirement, resignation or termination; (iii) the expiration date fixed by the Board of Directors; or (iv) the date that the Option expires in accordance with its terms.

  In the event of death of an optionee, any Option held as at the date of death is immediately exercisable in whole or in part, only if and to the extent that the optionee was entitled to exercise the Option at the date of the optionee's death, for a period of one year after the date of death or prior to the expiry of the Option term, whichever is sooner.

Effect of Take-Over Bid

  If a bona fide offer (the "Offer") for Common Shares is made to an optionee, to Shareholders generally or to a class of Shareholders which includes the optionees, which Offer, if accepted in whole or in part, would result in the offeror acquiring control of more than 20% of the voting rights attached to all the outstanding voting securities of the Company, the Company shall, immediately upon receipt of the notice of the Offer, notify each optionee currently holding an Option that was granted prior to April 28, 2021 of the Offer with full particulars thereof; whereupon such Option that was granted prior to April 28, 2021 may be exercised by the optionees so as to permit the optionees to tender the Common Shares received upon such exercise pursuant to the Offer.

Amendment

  The Board of Directors may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company, the 2018 Stock Option Plan or the Shareholders, suspend, terminate, or discontinue the 2018 Stock Option Plan at any time, except with respect to any Option then outstanding under the 2018 Stock Option Plan.

  The Board may amend or revise the terms of the Option Plans or of any Option granted under the 2018 Stock Option Plan and/or the option agreement relating thereto at any time without the consent of the optionees, provided that such amendment shall: (i) not adversely alter or impair any Option previously granted except as permitted by the adjustment provisions of the 2018 Stock Option Plan; (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; (iii) be subject to Shareholder approval, where required by law or the requirements of the TSX, and provided that Shareholder approval shall not be required for the following amendments, without limitation: (a) are amendments of a "housekeeping" nature; (b) change the vesting provisions of the 2018 Stock Option Plan or any Option; (c) change the termination provisions of any Option that does not entail an extension beyond the original expiration date (as such date may be extended as a result of a blackout period); and (d) change the eligible participants of the 2018 Stock Option Plan.

  The Board, absent prior approval of the Shareholders and of the TSX or any other regulatory body having authority over the Company, will not be entitled to: (i) increase the maximum percentage of Common Shares issuable by the Company pursuant to the 2018 Stock Option Plan; (ii) amend an Option grant to effectively reduce the exercise price or extend the expiry date; (iii) make a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non-Employee Director of the Company to the class of Eligible Persons; (iv) add any form of financial assistance; (v) amend the 2018 Stock Option Plan in order to permit Options to be transferable or assignable other than as provided for by the 2018 Stock Option Plan; or (vi) amend this provision of the 2018 Stock Option Plan.

B-1

SCHEDULE "B"
STOCK OPTION PLAN

Please see attached.

B2GOLD CORP.

INCENTIVE STOCK OPTION PLAN

(AMENDED)

1. Name and Purpose of the Plan

1.1 The stock option plan constituted hereby for certain directors, officers and Service Providers (as defined below) of B2Gold Corp. (the “Company”) and its subsidiaries shall be known as the Stock Option Plan (Amended ~~and Restated~~) (the “Plan”). This Plan, effective May 8, 2018 (the “Effective Date”), as amended on May 5, 2020 and April 28, 2021, amends the Amended and Restated Stock Option Plan adopted on May 7, 2015.

1.2 The purpose of the Plan is to provide Eligible Persons with an opportunity to purchase Common Shares and to benefit from the appreciation in the value thereof. This will provide an increased incentive for the Eligible Persons to contribute to the future success and prosperity of the Company, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Company and its associated, affiliated, controlled and subsidiary companies to attract and retain individuals of exceptional skill.

2. Interpretation

2.1 Where used herein, the following terms shall have the following meanings, respectively:

(a) “Associate” means an associate as defined in the Securities Act;

(b) “Blackout Period” has the meaning ascribed to such term in Section 19;

(c) “Board” or “Board of Directors” means the board of directors of the Company, as such may be constituted from time to time;

(d) “Cause” means any act, omission or course of conduct recognized as cause for dismissal under any applicable law, and shall include, without limitation, embezzlement, theft, fraud, wilful failure to follow any lawful directive of the Company and wilful misconduct detrimental to the interests of the Company;

(e) “Change of Control” means:

(i) the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, as such terms are defined in the Securities Act (British Columbia), of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such person or persons acting jointly or in concert, constitutes for the first time in the aggregate 20% or more of the total issued and outstanding Common Shares; or

(ii) the removal, by extraordinary resolution of the shareholders of the Company, of more than 50% of the then incumbent members of the Board, or the election of a majority of the directors comprising the Board who were not nominated by the Company’s incumbent Board at the time immediately preceding such election; or

(iii) the consummation of a sale of all or substantially all of the assets of the Company; or

(iv) the consummation of a reorganization, plan of arrangement, merger or other transaction which has substantially the same effect as (i) to (iii) above.

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended;

(g) “Common Shares” means the common shares of the Company or, in the event of an adjustment contemplated by Section 10 hereof, such other shares to which a Participant may be entitled upon the exercise of an Option as a result of such adjustment;

(h) “Company” means B2Gold Corp., and includes any successor company thereof;

(i) “Disability” means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term “Disability” is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code;

(j) “Eligible Person” means, subject to all applicable laws, any director (provided that in respect of Options granted after the Effective Date only directors that are not Non-Employee Directors shall be Eligible Persons), officer, employee or Service Provider of the Company or any of its associated, affiliated, controlled and subsidiary companies that is eligible to receive an Option pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended;

(k) “Employee” means a person who is an employee of the Company (or any Parent or Subsidiary) for purposes of section 422 of the Code;

(l) “Exchange” means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

(m) “Fair Market Value” as of any date, means, with respect to any property (including, without limitation, any Common Share), the fair market value, as of such date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Common Share as of a given date will be the closing sale price of the Common Shares on the Exchange (or, if such Common Shares are not then listed and posted for trading on the Exchange, on such stock exchange on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board) on the trading day immediately preceding such date;

(n) “Grant Date” means, with respect to any Option, the date on which the Board makes the determination to grant such Option or any later date specified by the Board;

(o) “Good Reason” means “Good Reason”, or an analogous term, as defined in the employment, engagement or consulting agreement, if any, between the relevant Participant and the Company, or any of its associated, affiliated, controlled or subsidiary companies, and, if there is no such definition or agreement, “Good Reason” will arise within 12 months following a Change of Control where the Participant was induced by the actions of the employer to resign or terminate his or her employment, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the Participant’s written consent, provided that such resignation shall only be designated as for “Good Reason” if the Participant has provided 10 days’ written notice of such occurrence to the employer immediately upon occurrence of such an event and the employer has not corrected such occurrence within such 10-day period:

(i) a materially adverse change in the Participant’s position, duties, or responsibilities other than as a result of the Participant’s physical or mental incapacity which impairs the Participant’s ability to materially perform the Participant’s duties or responsibilities as confirmed by a physician who has examined such Participant;

(ii) a materially adverse change in the Participant’s reporting relationship that is inconsistent with the Participant’s title or position;

(iii) a reduction by the employer of the base salary of the Participant;

(iv) a reduction by the employer in the aggregate level of benefits made available to the Participant; or

(v) the relocation by the employer of the Participant’s principal office to a location that is more than 50 kilometres from the Participant’s existing principal office;

(p) “Incentive Stock Option” means an Option granted to a U.S. Participant that is intended to qualify as an “incentive stock option” pursuant to Section 422 of the Code;

(q) “Insider” means:

(i) an insider as defined in the Securities Act, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary company; and

(ii) an Associate of any person who is an insider under paragraph (i) of this definition;

(r) “Market Price” of Common Shares at any Grant Date means the closing price per Common Share on the Exchange for the last day Common Shares were traded prior to the Grant Date;

(s) “Non-Employee Director” means any director of the Company or any of its associated, affiliated, controlled or subsidiary companies who does not have an employment or consulting agreement with the Company or one of its associated, affiliated, controlled or subsidiary companies;

(t) “Nonqualified Stock Option” means an Option that is not an Incentive Stock Option;

(u) “Option” means an option to purchase Common Shares granted by the Board to a Participant, subject to the provisions contained herein;

(v) “Option Price” means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted in accordance with Sections 4 and 10 hereof;

(w) “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each corporation in such chain (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Parent” is intended to comply with, and will be interpreted consistently with, section 424(e) of the Code;

(x) “Participant” means an Eligible Person to whom Options are granted by the Board pursuant to the Plan and which Options or a portion thereof remain unexercised;

(y) “Plan” means this Stock Option Plan of the Company, as the same may be amended or varied from time to time;

(z) “Securities Act” means the Securities Act (Ontario), as amended or replaced from time to time;

(aa) “Service Provider” means:

(i) an employee (including full-time and part-time employees) of the Company or any of its subsidiary company’s;

(ii) any other individual, corporation, partnership or other entity engaged on a bona fide basis to provide ongoing management or consulting services to the Company, to a subsidiary company controlled company for an initial, renewable or extended period of twelve months or more; and

(iii) any individual who is providing ongoing management or consulting services to the Company, to a subsidiary company or controlled company indirectly through a corporation, partnership or other entity that is a Service Provider under section (ii) of this definition;

(bb) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Subsidiary” is intended to comply with, and will be interpreted consistently with, Section 424(f) of the Code;

(cc) “U.S. Participant” means a Participant who is a citizen of the United States or a resident of the United States, as defined in Section 7701(a)(30)(A) and Section 7701(b)(1)of the Code; and

(dd) “10% Shareholder” means any U.S. Participant who owns, taking into account the constructive ownership rules set forth in Section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).

2.2 For the purposes of the Plan, associated companies, affiliated companies, controlled companies and subsidiary companies have the meanings set forth under Section 1 of the Securities Act.

2.3 Effective as of the Effective Date, Non-Employee Directors shall not be eligible to receive Options under the Plan.

3. Shares Subject to Plan and Granting of Options

3.1 The Board of Directors may, from time to time, in its discretion grant Options to Eligible Persons subject to the conditions contained herein and such additional conditions as may be determined by the Board from time to time.

3.2 The maximum number of Common Shares that may be issuable pursuant to Options granted under the Plan, which Options are outstanding but unexercised and whether or not they are vested, and all of the Company’s other previously established and outstanding or proposed share compensation arrangements pursuant to which Common Shares may be issuable, shall be a number equal to 5.3% of the number issued and outstanding Common Shares on a non-diluted basis at any time.

3.3 The Common Shares in respect of which Options are terminated, cancelled or expired unexercised shall be available for subsequent Options pursuant to Section 21. No fractional Common Shares may be purchased or issued hereunder.

3.4 Any grant of Options under the Plan shall be subject to the following restrictions, unless approved by a majority of the disinterested shareholders of the Company:

(a) the aggregate number of Common Shares issuable pursuant to Options granted to Insiders, at any time, pursuant to the Plan and all of the Company’s other previously established and outstanding or proposed share compensation arrangements pursuant to which Common Shares may be issuable may not exceed 5.3% of the issued and outstanding Common Shares (on a non-diluted basis) at the time of grant;

(b) the aggregate number of Common Shares issued to Insiders pursuant to the Plan and all of the Company’s other previously established and outstanding or proposed share compensation arrangements pursuant to which Common Shares may be issuable within any one-year period may not exceed 5.3% of the issued and outstanding Common Shares (on a non-diluted basis) at the time of grant; and

(c) the aggregate number of Common Shares issuable to any one individual Participant pursuant to the Plan and all of the Company’s other previously established and outstanding or proposed share compensation arrangements pursuant to which Common Shares may be issuable within any one-year period may not exceed 5% of the outstanding Common Shares (on a non-diluted basis) at the time of the grant.

The aforementioned limits of Common Shares reserved for issuance may be formulated on a diluted basis with the consent of the Exchange.

4. Purchase Price

4.1 The Option Price of any Option granted shall be fixed by the Board of Directors but shall not be less than the Market Price on the Grant Date or such other minimum price as the Exchange may require. Notwithstanding any other term in this Plan to the contrary, the Option Price of any Option granted to a U.S. Participant shall not be less than 100% of the Fair Market Value of a Common Share on the applicable Grant Date.

5. Option Term and Change of Control

5.1 Common Shares subject to each Option shall become purchasable in whole or in part at such time or times as may be determined by the Board of Directors, provided that:

(a) Common Shares subject to each Option granted to the Chief Executive Officer of the Company on or after the Effective Date shall vest and become purchasable in equal increments on the first, second, third, fourth and fifth anniversaries of the Grant Date; and

(b) except as may otherwise be provided in the agreement entered into under Section 12.1 with respect to an Incentive Stock Option granted to a U.S. Participant and subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject from time to time, including the Exchange, the following provisions shall apply in respect of Options granted on or after the Effective Date:

(i) in the event of a Change of Control, other than as contemplated in Section 11 (in respect of Options granted prior to April 28,, 2021), in which the person, or any associated, affiliated, controlled or subsidiary company thereof, that acquires control of the Company (the “Acquiror”), or the successor of the Company, agrees to assume all of the obligations of the Company under the Plan and the ~~successor board~~Board of ~~directors~~Directors (or such other committee ~~or persons~~ as may be designated to administer the Plan ~~as a result of such Change of Control~~) determines that such assumption is consistent with the objectives of the Plan, the Plan and all outstanding Options will continue on the same terms and conditions, except that, if applicable, the terms and conditions of Options may be adjusted to reflect references to a right to acquire shares of the Acquiror in the manner contemplated in Section 10;

(ii) in the event of a Change of Control in which this Plan is continued pursuant to Section 5.1(b)(i) and the employment or engagement of a Participant thereafter terminates for any reason other than resignation without Good Reason or termination for Cause, Options held by such Participant shall immediately vest and become ~~purchasable~~exerciseable on the date of such termination; and

(iii) in the event of a Change of Control, other than as contemplated in Section 11 (in respect of Options granted prior to April 28, 2021), in which the Acquiror or the successor to the Company does not agree to assume all of the obligations of the Company under this Plan, or the ~~successor board~~Board of ~~directors~~Directors (or such other committee ~~or persons~~ as may be designated to administer the Plan as a ~~result of such Change of Control~~) determines that such assumption is not consistent with the objectives of this Plan, Options held by each Participant shall immediately vest and become ~~purchasable~~exerciseable so as to permit the Participant to participate as a holder of Common Shares in the transaction to complete the Change of Control.

5.2 Subject to Sections 16 and 19, each Option shall not be exercisable :

(a) after the expiration of ten (10) years from the ~~date of the granting of the Option~~ applicable Grant Date, in respect of Options granted prior to April 28, 2021; or

(b) after the expiration of five (5) years from the first business day after the applicable Grant Date, in respect of Options granted on or after April 28, 2021,

and may expire on such earlier date or dates as may be fixed by the Board of Directors. Any Common Shares not purchased prior to the expiration of an Option granted hereunder may thereafter be reallocated in accordance with the provisions of the Plan.

6. Non-Transferable

6.1 Options granted to Participants under the Plan shall be non-transferable and non-assignable by the Participant to whom it was granted, other than by will or the laws of descent and distribution and, shall be exercisable during the Participant’s lifetime only by the Participant, provided that, subject to the prior approval of the Board and the Exchange, an Option may be assigned to a corporation controlled by the Participant and 100% beneficially owned by the Participant, which control and ownership shall continue for so long as any part of the Option remains unexercised. However, see Section 16 for applicable restrictions on transferability for Incentive Stock Options granted to U.S. Participants.

7. Employees and Service Providers

7.1 The Company represents and warrants that, with respect to the grant of Options under the Plan to Employees or Service Providers, each such Eligible Person is a bona fide Employee or Service Provider of the Company, as applicable.

7.2 The Plan does not confer upon a Participant any right with respect to continuation of employment by the Company or any of its associated, affiliated, controlled or subsidiary companies.

8. Effect of Termination of Employment or Death

8.1 In the event of death of a Participant, any Option held by such Participant at the date of death shall become exercisable in whole or in part, only if and to the extent that the Participant was entitled to exercise the Option at the date of the Participant’s death, by the person(s) to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution and Options shall be exercisable for a period of one (1) year after the date of death or prior to the expiration of the Option period in respect thereof, whichever is sooner.

8.2 If a Participant ceases to be employed or retained by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, for cause or if a Participant is removed from office as a director or becomes disqualified from being a director by law, any Option or the unexercised portion thereof granted to such Participant shall terminate forthwith. If a Participant ceases to be employed or retained by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, other than by reason of death or termination for cause, or if a Participant ceases to be a director other than by reason of death, removal or disqualification, any Option or unexercised portion thereof held by such Participant at the effective date thereof and to the extent exercisable at such date may be exercised in whole or in part for a period that is the earlier of: (i) ninety (90) days after the Participant ceases active employment with the Company; (ii) ninety (90) days after the date of delivery of written notice of retirement, resignation or termination; (iii) the expiration date fixed by the Board; or (iv) the date the Option expires in accordance with its terms.

9. No Rights As Shareholder

9.1 No Participant shall have any of the rights as a shareholder of the Company in respect of the Common Shares subject to an Option until such Common Shares have been paid for in full and issued.

10. Adjustment to Shares

10.1 Following the date an Option is granted, the exercise price for and the number of Common Shares which are subject to an Option will be adjusted, with respect to the then unexercised portion thereof, by the Board from time to time (on the basis of such advice as the Board considers appropriate, including, if considered appropriate by the Board, a certificate of the auditor of the Company) in the events and in accordance with the provisions set out in this Section 10, with the intent that the rights of Participants under their Options are, to the extent possible, preserved notwithstanding the occurrence of such events. Any dispute that arises at any time with respect to any adjustment pursuant to such provisions will be conclusively determined by the Board, and any such determination will be binding on the Company, the Participant and all other affected parties.

10.2 The number of Common Shares to be issued on the exercise of an Option shall be adjusted from time to time to account for each dividend of Common Shares (other than a dividend in lieu of cash dividends paid in the ordinary course), so that upon exercise of the Option for a Common Share the Participant shall receive, in addition to such Common Share, an additional number of Common Shares (“Additional Shares”), at no further cost, to adjust for each such dividend of Common Shares. The adjustment shall take into account every dividend of Common Shares which occurs between the date of the grant of the Option and the date of exercise of the Option for such Common Share. If there has been more than one such dividend, the adjustment shall also take into account that the dividends which are later in time would have been distributed not only on the Common Share had it been outstanding, but also on all Additional Shares which would have been outstanding as a result of previous dividends.

10.3 If the outstanding Common Shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or securities of another company or entity, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then on each exercise of the Option which occurs following such events, for each Common Share for which the Option is exercised, the Participant shall instead receive the number and kind of shares or other securities of the Company or other company into which such Common Share would have been changed or for which such Common Share would have been exchanged if it had been outstanding on the date of such event.

10.4 If the outstanding Common Shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or securities of another company or entity, in a manner other than as specified in Section 10.3, then the Board, in its sole discretion, may make such adjustment to the securities to be issued pursuant to any exercise of the Option and the exercise price to be paid for each such security following such event as the Board in its sole and absolute discretion determines to be equitable to give effect to the adjustment described in Section 10.1, and such adjustments shall be effective and binding upon the Company and the Participant for all purposes.

10.5 If the Company distributes, by way of a dividend or otherwise, to all or substantially all holders of Common Shares, property, evidences of indebtedness or shares or other securities of the Company (other than Common Shares) or rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Board, in its sole discretion, determines that such action equitably requires an adjustment in the exercise price under any outstanding Option or in the number(s) of Common Shares subject to any such Option, or both, such adjustment may be made by the Board and shall be effective and binding on the Company and the Participant for all purposes.

10.6 No adjustment or substitution provided for in this Section 10 shall require the Company to issue a fractional share in respect of any Option. Fractional shares shall be eliminated.

10.7 The grant or existence of an Option shall not in any way limit or restrict the right or power of the Company to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

10.8 Any adjustment with respect to the exercise price for and number of Common Shares subject to an Option granted to a U.S. Participant pursuant to this Section 10 will be made so as to comply with, and not create any adverse consequences under, Sections 424 and 409A of the Code.

11. Effect of Take-Over Bid

11.1 If a bona fide offer (the “Offer”) for Common Shares is made to a Participant or to shareholders generally or to a class of shareholders which includes Participants, which Offer, if accepted in whole or in part, would result in the offeror acquiring control of more than 20% of the voting rights attached to all the outstanding voting securities of the Company, then the Company shall, immediately upon receipt of notice of the Offer, notify each Participant currently holding an Option that was granted prior to April 28, 2021 of the Offer, with full particulars thereof; whereupon such Option that was granted prior to April 28, 2021 may be exercised in whole or in part by the Participant so as to permit the Participant to tender the Common Shares received upon such exercise (the “Optioned Shares”) pursuant to the Offer.

11.2 Any such notice of exercise may be made conditional upon the effectiveness or completion of such Offer so that if:

(a) the Offer is not completed within the time specified therein; or

(b) the Participant does not tender the Optioned Shares pursuant to the Offer; or

(c) all of the Optioned Shares tendered by the Participant pursuant to the Offer are not taken up and paid for by the offeror in respect thereof;

then the Optioned Shares to have been received or, in the case of clause (c) above, the Optioned Shares that are not taken up and paid for, shall be returned to the Company and reinstated as authorized but unissued Common Shares and the terms of the Option set forth in the Plan shall again apply to the Option. If any Optioned Shares are returned to the Company under this Section 11.2, the Company shall refund the exercise price to the Participant for such Optioned Shares. In no event shall the Participant be entitled to sell the Optioned Shares otherwise than pursuant to the Offer.

12. Written Agreement

12.1 A written agreement shall be entered into between the Company and each Participant, which agreement shall set out the Option Price and the terms and conditions of and on which the Option may be exercised, all in accordance with the provisions of the Plan. The agreement shall be in such form as the Board may from time to time approve and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting stock options in the income tax or other laws in force in any country or jurisdiction or which the person to whom the Option is granted may from time to time be a resident or citizen.

13. Amendment of the Plan

13.1 The Board may from time to time, subject to applicable law and to the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company, the Plan or the shareholders of the Company, suspend, terminate, or discontinue the Plan at any time except with respect to any Option then outstanding under the Plan.

13.2 The Board may amend or revise the terms of the Plan or of any Option granted under the Plan and/or the option agreement relating thereto at any time without the consent of the Participants provided that such amendment shall:

(a) not adversely alter or impair any Option previously granted except as permitted by the adjustment provisions of Section 10;

(b) be subject to any regulatory approvals including, where required, the approval of the Exchange; and

(c) be subject to shareholder approval, where required, by law or the requirements of the Exchange, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes, which may include but are not limited to:

(i) amendments of a typographical, grammatical, clerical or administrative nature or which are required to comply with regulatory requirements;

(ii) a change to the vesting provision of the Plan or any Options;

(iii) a change to the termination provision of any Option that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of Section 19 for a Blackout Period); and

(iv) a change to the Eligible Persons of the Plan.

13.3 Notwithstanding this Section 13, the Board shall not be permitted to amend the Option Price except as set out in Section 10 of the Plan. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

13.4 The Board, absent prior approval of the shareholders of the Company and of the Exchange or any other regulatory body having authority over the Company, will not be entitled to:

(a) increase the maximum percentage of Shares issuable by the Company pursuant to the Plan;

(b) amend an Option grant to effectively reduce the Exercise Price or extend the Expiry Date;

(c) make a change to the class of Eligible Persons which would have the potential of broadening or increasing participation by Insiders, or otherwise adding any Non-Employee Director to the class of Eligible Persons;

(d) add any form of financial assistance;

(e) amend the Plan in order to permit Options to be transferable or assignable other than as provided for in Section 6.1; or

(f) amend this Section 13.4.

13.5 Notwithstanding any provision in the Plan to the contrary, any revision to the terms of an Option granted to a U.S. Participant shall be made only if it complies with, and does not create adverse tax consequences under, Sections 424 and/or 409A of the Code, as applicable.

14. Administration of the Plan

14.1 Within the foregoing limitations and subject to Section 14.3, the Plan shall be administered by the Board of Directors. The Company shall effect the grant of Options under the Plan, in accordance with determinations made by the Board of Directors, pursuant to the provisions of the Plan, as to those individuals eligible to be Participants and the number of Common Shares which shall be the subject of each Option, by the execution and delivery of a stock option agreement in such form which is consistent with the provisions of the Plan as may be approved by the Board.

14.2 All decisions and interpretations of the Board of Directors respecting the Plan or Options granted thereunder shall be conclusive and binding on the Company and the Participants and their respective legal personal representatives and beneficiaries and on all directors, officers, employees and Service Providers of the Company who are eligible under the provisions of the Plan to participate therein. No member of the Board shall be liable for any action taken or for any determination made in good faith in the administration, interpretation, construction or application of the Plan.

14.3 All of the powers exercisable hereunder by the Board of Directors may, to the extent permitted by applicable law and authorized by resolution of the Board of Directors, be exercised by a duly appointed committee of the Board of Directors (in which case, all references to the Board of Directors will be deemed to be references to such committee).

15. Effective Date and Necessary Approvals

15.1 No Options granted pursuant to the Plan or any amendment (to the extent that such amendment requires shareholder approval under Section 13) may be exercised by the Participants until the shareholders of the Company have approved the Plan or any amendment (to the extent that such amendment requires shareholder approval under Section 13) by the affirmative vote of a majority of the voting Common Shares of the Company at a general meeting of shareholders.

15.2 The obligations of the Company to sell and deliver the Common Shares on the exercise of the Options is subject to the approval of any securities regulatory authority or Exchange, which may be required in connection with the authorization, issuance or sale of such Common Shares by the Company.

16. U.S. Provisions

16.1 Common Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Common Shares shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the United States Securities Act of 1933, as amended (the “1933 Act”), the rules and regulations thereunder and the requirements of any stock exchange or automated inter-dealer quotation system of a registered national securities association upon which such Common Shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such Common Shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Common Shares under the Plan, or the unavailability of an exemption from registration for the issuance and sale of any Common Shares under the Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such Common Shares.

16.2 If the Common Shares issuable upon exercise of the Options have not been registered under the 1933 Act, as a condition to the exercise of an Option, the Company may require the Participant to represent and warrant in writing at the time of such exercise that the Common Shares are being purchased only for investment and without any then present intention to sell or distribute such Common Shares. At the option of the Company, a stop-transfer order against such Common Shares may be placed on the shareholder register and records of the Company, and a legend indicating that the Common Share(s) may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Common Shares in order to assure an exemption from registration. The Company also may require such other documentation as may from time to time be necessary to comply with federal and state securities laws. The Company has no obligation to undertake registration of Options or the Common Shares of stock issuable upon the exercise of Options.

16.3 Incentive Stock Options

(a) Maximum Number of Shares for Incentive Stock Options. Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Common Shares available for Incentive Stock Options is 13,000,000, subject to adjustment pursuant to Section 10 of this Plan and subject to the provisions of Sections 422 and 424 of the Code.

(b) Designation of Options. Each option agreement with respect to an Option granted to a U.S. Participant shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made in the option agreement, the related Option will be a Nonqualified Stock Option.

(c)  Special Requirements for Incentive Stock Options. In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary, except Section 17, which shall take precedence over this Section 16.3(c) in the event of any conflict between such Sections), the following limitations and requirements will apply to an Incentive Stock Option:

(i) An Incentive Stock Option may be granted only to an Employee.

(ii) The aggregate Fair Market Value of the Common Shares (determined as of the applicable Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary) will not exceed one hundred thousand United States dollars (U.S.$100,000) or any other limitation subsequently set forth in Section 422(d) of the Code.

(iii) The exercise price per Common Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the Fair Market Value of a Common Share on the applicable Grant Date; provided, however, that the exercise price per Common Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will be not less than one hundred ten percent (110%) of the Fair Market Value of a Common Share on the applicable Grant Date.

(iv) No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which this Plan is adopted by the Board or (ii) the date on which this Plan is approved by the shareholders of the Company.

(v) An Incentive Stock Option will terminate and no longer be exercisable no later than :

(1) ten (10) years ~~after~~from the applicable Grant Date~~;~~, in respect of Options granted prior to April 28, 2021, provided, however, that an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will terminate and no longer be exercisable no later than five (5) years ~~after~~from the applicable Grant Date; or

(2) five (5) years from the first business day after the applicable Grant Date, in respect of Options granted on or after April 28, 2021.

(vi) If a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee, the Option Agreement with respect to such Incentive Stock Option may provide that it is exercisable as follows:

(1) If a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee due to the death of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of death) by the estate of such U.S. Participant, or by any person to whom such Incentive Stock Option was transferred in accordance with Section (c)(viii) below, for a period of one (1) year after the date of death (but in no event beyond the term of such Incentive Stock Option).

(2) If a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee due to the Disability of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of Disability) by such U.S. Participant for a period of ninety (90) days after the date of Disability (but in no event beyond the term of such Incentive Stock Option).

(3) If a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee due to termination for cause, such Incentive Stock Option will terminate and become null and void.

(4) If a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee for any reason other than the death or Disability of such U.S. Participant or termination for cause, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant for a period ninety (90) days after the date of termination (but in no event beyond the term of such Incentive Stock Option).

(5) For purposes of this Section (c)(vi) and any option agreement relating to an Incentive Stock Option issued to a U.S. Participant, the employment of a U.S. Participant who has been granted and Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Board that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Parent or Subsidiary) to another office of the Company (or of any Parent or Subsidiary) or a transfer between the Company and any Parent or Subsidiary.

(vii) An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.

(viii) An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution.

(ix) In the event that this Plan is not approved by the shareholders of the Company within twelve (12) months before or after the date on which this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.

17. Options to California Residents

17.1 Notwithstanding any other provision of this Plan or any option agreement, if the Company grants an Option to a Participant that is a resident of the State of California and such Option grant is not exempt from qualification under the California securities laws other than pursuant to Section 25102(o) of the California Corporations Code, or any successor thereto, the following provisions shall apply:

(a) If such a Participant’s employment is terminated other than for cause (as defined by applicable law, the terms of the Plan, the terms of the award agreement or the terms of a contract of employment), such Option shall continue to be exercisable, to the extent that the Participant is entitled to exercise on the date employment terminates, until a date not earlier than the earliest to occur of (i) the Option expiration date or (ii)(x) at least six

(6) months from the date of termination if termination was caused by death or Disability, or (y) at least thirty (30) days from the date of termination if termination was caused by other than death or Disability;

(b) Each Option shall not be exercisable after the expiration of:

(i) ten ~~(10) years from the date of the granting of the Option; and~~ (10) years from the applicable Grant Date, in respect of Options granted prior to April 28, 2021; or

(ii) five (5) years from the first business day after the applicable Grant Date, in respect of Options granted on or after April 28, 2021.

(c) No Option shall be granted to such a Participant after ten years from the earlier of the date of adoption of the Plan by the Board or the date of shareholder approval or any earlier date of discontinuation or termination established pursuant to Section 13.

18. Withholding

18.1 As a condition of and prior to participation in the Plan, each Participant authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. The Company shall also have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Option Shares, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to a Participant under the Plan. The Company may require a Participant, as a condition to exercise of an Option to pay or reimburse the Company for any such withholding or other required deduction amounts related to the exercise of Options.

19. Extension of Expiry Date of Options Expiring During a Trading Ban

19.1 If the term of an Option held by a Participant expires during a restricted trading period imposed by the Company pursuant to which the Company’s management and directors are prohibited from trading in the Company’s securities (the “Blackout Period”), or within ten (10) business days after the last day of a Blackout Period, then the term of such Option or unexercised portion thereof shall be extended and shall expire on the tenth (10th) business day following the last day of the Blackout Period.

19.2 Notwithstanding the foregoing, if at the time the Participant ceases to be a director, officer, employee or Service Provider due to early retirement, voluntary resignation or termination by the Company for reasons other than Cause, there is a Blackout Period, or if at any time during the ninety (90) day period set out in Section 8.2, there is a Blackout Period, then in calculating the time that the Option then held by the Participant shall be exercisable to acquire any Common Shares that have vested, the portion of such ninety (90) day period that remains upon commencement of a Blackout Period shall be in addition to any such blackout period.

20. Government/Exchange Requirements

20.1 The Company’s obligation to issue and deliver Common Shares under any Option is subject to:

(a) the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c) the receipt by the Company from the Participant of such representations, warranties, agreements and undertakings as to future dealings in such Common Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

The Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any stock exchange on which such Common Shares are then listed.

21. Common Shares not Acquired

21.1 Any Common Shares not acquired by a Participant under an Option, which have been cancelled or expired in accordance with their terms, may be made the subject of a further Option grant pursuant to the provisions of the Plan.

22. Exchange Rules

22.1 All Options granted pursuant to the Plan will be subject to the rules and policies of the Exchange and any other regulatory body having jurisdiction over the Company.

23. No Representation or Warranty

23.1 The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

24. General Provisions

24.1 Nothing contained in the Plan shall prevent the Company or any of its affiliates from adopting or continuing in effect other compensation arrangements (subject to shareholder approval if such approval is required by the Exchange) and such arrangements may be either generally applicable or applicable only in specific cases.

24.2 The validity, construction and effect of the Plan, the grants of Options, the issue of Common Shares, any rules and regulations relating to the Plan any written agreement, and all determinations made and actions taken pursuant to the Plan, shall be governed by and determined in accordance with the laws of the Province of British Columbia.

24.3 If any provision of the Plan or any written agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Option, or would disqualify the Plan or any Option under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, person, or Option and the remainder of the Plan and any such written agreement shall remain in full force and effect.

24.4 Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any of its affiliates and a Participant or any other person.

24.5 Headings are given to the sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

25. Effective Date

25.1 The Plan shall become effective upon being adopted by the Board.

C-1

SCHEDULE "C"
AMENDED ADVANCE NOTICE POLICY

Please see attached.

ADVANCE NOTICE POLICY

Effective April 22, 2014 and approved by the shareholders June 13, 2014

(as amended March 13, 2018, February 23, 2021 and April 28, 2021)

Introduction

B2Gold Corp. (the “Company”) is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This policy will be subject to an annual review by the Board, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards or corporate practice. Any such amendments approved by the Board, other than amendments that are for clarification purposes or are of a housekeeping nature, shall be ratified and confirmed by the shareholders at the subsequent annual shareholders’ meeting.

Nomination of Directors

1. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a) by or at the direction of the Board, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Division 7 of Part 5 of the British Columbia Business Corporations Act (the “Act”), or a requisition of the shareholders made in accordance with section 167 of the Act; or

(c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Policy.

1 of 4

2. In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the principal executive offices of the Company.

3. To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be given:

(a) in the case of an annual meeting of shareholders, not less than 30 ~~nor more than 65~~ days prior to the date of the annual meeting of shareholders, or if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of the annual meeting of shareholders, not less than 40 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting is made, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders is given~~.~~;

The ~~time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any~~ adjournment or postponement of a meeting of shareholders or the announcement thereof ~~commence~~shall result in the commencement of a new time period for the giving of ~~such~~a Nominating Shareholder’s notice as described above.

4. To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the present principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (E) a description of any agreements, arrangements or understandings between such person and the Nominating Shareholder and any other party regarding the election of such person; and (~~E~~F) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

2 of 4

(b) as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

~~The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.~~

5. No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chair. The Chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if so determined that any proposed nomination is not in compliance with such foregoing provisions, to make a final and conclusive declaration that such defective nomination shall be disregarded.

6. For purposes of this Policy:

(a) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(b) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the applicable published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

7. Notwithstanding any other provision of this Policy, notice given to the Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, emailed (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

3 of 4

8. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

Effective Date

This Policy, as amended, was approved and adopted by the Board on April ~~22~~28, ~~2014~~2021 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy, or the amendments thereto, as the case may be, is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy, or the amendments thereto, as the case may be, shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

Governing Law

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

4 of  4

D-1

SCHEDULE "D"
BOARD CHARTER

Please see attached.

BOARD CHARTER

Effective May 13, 2013

(as amended March 13, 2018 and February 23, 2021)

1. General

The Board of Directors (the “Board”) of B2Gold Corp. (the “Company”) is responsible for the overall corporate governance of the Company and oversees and directs the management of the Company’s business and affairs. In doing so, it must act honestly, in good faith and in the best interests of the Company, consistent with applicable laws. The Board guides the Company’s strategic direction, evaluates the performance of its senior executives and reviews its financial results. In fulfilling its responsibilities, the Board is expected to take into consideration the interests of shareholders in the preservation and enhancement of the Company’s value and long term financial strength and to be able to function in a manner which allows it to make determinations independent of the views of management.

2. Duties and Responsibilities

These guidelines govern how the Board will operate to carry out its duties of stewardship and accountability.

2.1. Corporate Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board.

The Board is responsible for:

(a) To the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) Adopting a strategic planning process pursuant to which management develops and proposes and the Board reviews and approves, on at least an annual basis, significant corporate strategies and objectives, taking into account the opportunities and risks of the business;

(c) Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business;

1 of 10

(d) Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry; and

(e) Determining the extent of authority to be delegated to management and the limitations to be placed on the exercise of that authority. The Board determines the nature and size of transactions that will require the prior approval of the Board and which other limitations should be placed on management’s responsibility or authority.

2.2 Committees

(a) The Board delegates authority and responsibility to deal with certain specified matters to the following four (4) standing committees of the Board:

• Audit Committee;

• Corporate Governance and Nominating Committee;

• Compensation Committee; and

• Health, Safety, Environment, Social and Security Committee.

(b) Committees analyze policies and strategies developed by management that are consistent with their charter. They examine proposals and, where appropriate, make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

(c) The committee structure may be subject to change as the Board considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

(d) Each committee operates according to a Board approved written charter outlining its duties and responsibilities. Such written charter may be amended by the Board from time to time.

(e) At each Board meeting following each meeting of respective committees, the respective committee chairs shall report to the Board on the committees’ activities. Minutes of committee meetings are made available to all directors upon request and copies should be filed with the Corporate Secretary.

(f) The Corporate Governance and Nominating Committee, in conjunction with the Chair of the Board (the “Chair”), is responsible to the Board for annually proposing the leadership and membership of each committee and for developing position descriptions for the chair of each board committee. In preparing its recommendations they will take into account the skills, experience and preferences of the individual directors.

2 of 10

(g) The Board may from time to time form and empower other committees to carry out duties specified by resolution of the Board.

2.3 Reliance on Management

The Board is responsible for the appointment, oversight and direction of senior management (including through the development and review of position descriptions for the President and CEO and other members of senior management), who are responsible for the conduct of the day to day operations of the Company.

In fulfilling its responsibilities, the Board is entitled to rely on senior management to carry out the Company’s approved strategic and business plans and directions from the Board, and to provide regular detailed reports on their areas of responsibility.

2.4 Interaction with Management

All directors have open access to the Company’s senior management. It is expected that directors will exercise judgment to ensure that their contacts will not distract from the Company’s business operations.

The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

The Board is also responsible for establishing expectations of senior management and for monitoring corporate performance against these expectations and the Company’s strategic and business plans.

2.5 Risk Management

The Board, with the assistance of the applicable Board committee, has the responsibility to identify and continuously understand the principal risks associated with the business and to ensure that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company. It is the responsibility of management to ensure the Board and its committees are kept well informed of changing risks. The Board, with the assistance of the Audit Committee, is responsible for reviewing the integrity of the Company’s internal controls and management information systems.

3 of 10

The Board, with the assistance of the applicable Board committee, has responsibility for ensuring the implementation of appropriate risk management systems.

2.6 Management Performance and Succession Plans

The Compensation Committee is responsible for assessing the capabilities and performance of senior management, including, the President and CEO. The Board, with the assistance of the Compensation Committee, is also responsible for ensuring that adequate plans are in place for senior management succession and training. The CEO’s views as to a successor in the event of unexpected incapacity should be discussed periodically with the Corporate Governance and Nominating Committee.

2.7 CEO and Senior Management Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the form and amount of compensation for the CEO and executive officers. The CEO will not be permitted to attend the Compensation Committee’s deliberations and voting relating to his or her compensation.

2.8 Communications

(a) All written and oral communication for and on behalf of the Company must be made in accordance with the Company’s Disclosure, Confidentiality and Insider Trading Policy.

(b) The Board is responsible for approving the content of the Company’s major communications to shareholders and the investing public, including the interim and annual reports, the management proxy circular, the annual information form, any prospectuses that may be issued and significant press releases.

(c) The Board believes that it is the function of management, led by the CEO, to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Chair or other individual directors may, from time to time, be requested by management to assist with such communications.

(d) It is expected that when communications from shareholders are made to individual directors, management will be informed and consulted to determine any appropriate response to be made by the Board or management, as the case may be.

(e) The Board is responsible for determining appropriate measures for receiving feedback from stakeholders. The Board shall provide contact information on the website of the Company of the independent director responsible for presiding over meetings of the independent directors pursuant to section 2.11(h)(4), or the independent directors as a group, who will receive feedback from shareholders and report to the whole Board on a regular basis on the feedback received.

4 of 10

2.9 Board Performance Evaluation

(a) The Board is responsible for periodically conducting a self-evaluation of its size, composition and effectiveness and the contributions of individual directors and for determining the form and amount of compensation for directors.

(b) The Board, with the assistance of the Corporate Governance and Nominating Committee, will assess regularly the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

2.10 Board Orientation and Continuing Education

The Board, with the assistance of the Corporate Governance and Nominating Committee and management, will ensure that all new directors receive a comprehensive orientation and existing directors receive ongoing continuing education so that directors may maintain or enhance their skills and abilities as directors.

2.11 Board Independence

The Board must have the capacity, independently of management, to fulfill the Board’s responsibilities and must be able to make an objective assessment of management and assess the merits of management initiatives. Therefore, the Company is committed to the following practices:

(a) The recruitment of strong, independent directors, who shall compose a majority of not less than two thirds of the Board;

(b) The Chair should be independent. Where the Chair is not an independent director, an independent director shall be appointed to act as lead director and to ensure that the Board’s agenda will enable it to successfully carry out its duties;

(c) The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable Canadian and U.S. securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a Board committee under the standards of independence applicable to such committee;

(d) Any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director or independent member of a particular committee, shall promptly advise the Board of the change in circumstances;

5 of 10

(e) The Corporate Governance and Nominating Committee leads the director selection/evaluation process;

(f) The Compensation Committee leads the CEO evaluation process;

(g) The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are comprised of fully independent directors, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements;

(h) Meetings of independent directors:

(1) The independent directors meet regularly as a group, without the presence of management or non-independent directors, at such times as they consider appropriate;

(2) The purpose of the meeting will be to provide an opportunity for the independent directors to raise issues that they did not wish to discuss with management present;

(3) If one director is chosen to preside at all the meetings of the independent directors, his or her name must be disclosed. Alternatively, if the same individual is not the presiding director at every meeting, the Company must disclose the procedure by which a presiding director is selected for each meeting; and

(4) The Company must disclose a method for interested parties to communicate directly with the presiding director or with the independent directors as a group; and

(i) Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to the Company. Each director should advise the chair of the Corporate Governance and Nominating Committee and the CEO before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to the Company.

6 of 10

2.12 Board Size and Composition

(a) Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee, approved by the entire Board and elected annually by the shareholders.

(b) A majority of not less than two thirds of the directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and U.S. securities laws and regulations and the rules of each stock exchange on which the Company’s securities are listed, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements.

(c) The Board is committed to reviewing its size periodically, with the assistance of the Corporate Governance and Nominating Committee, and currently considers nine directors to be an appropriate number for the size of the Company and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Company.

(d) The Chair will be selected by the Board. The Board may select the CEO as Chair if that seems best for the Company at a given point in time, subject to Section 2.11(b) of this Board Charter.

2.13 Director Terms

Directors are elected or re-elected annually by shareholders. There is an informal expectation by the Board that each director will commit to serving their term at least until the next annual shareholders meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next meeting, as appropriate, in accordance with applicable corporate law requirements.

2.14 Board Diversity

The Company believes in diversity and values the benefits diversity can bring to its Board. Diversity includes gender, age, race, ethnicity and cultural background. The Company seeks to maintain a Board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which the Company operates. Accordingly, the composition of the Board is intended to reflect a diverse mix of skills, experience, knowledge, backgrounds and personal qualities, including an appropriate number of women directors. The Board, with the assistance of the Corporate Governance and Nominating Committee, will give particular consideration to diverse candidates who fulfill the qualifications criteria.

7 of 10

2.15 Appointment and Remuneration of Auditors

The Audit Committee shall, subject to shareholder approval, if required, be responsible for the engagement, remuneration and review of the performance of the Company’s auditors.

2.16 Code of Business Conduct and Ethical Behavior

All directors, officers, employees, consultants and contractors of the Company and its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company are bound by the Company’s Code of Business Conduct and Ethics (the “Code”). All such individuals shall review the Code and directors and officers acknowledge their support and understanding of the Code. The Corporate Governance and Nominating Committee is responsible for overseeing and monitoring compliance with the Code. The Board will receive updates on all reported violations of the Code and is responsible for considering any requests for a waiver of the Code with respect to any executive officer or director.

2.17 Board Meetings

(a) The Board meets on at least a quarterly basis.

(b) The Chair, in consultation with the CEO and the Corporate Secretary, develops the agenda for each Board meeting.

(c) The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

(d) The Board may adopt the use of consent resolutions for its convenience from time to time, in accordance with the provisions of the Company’s articles.

(e) A majority of the number of the directors holding office present constitutes a quorum for the transaction of business at a meeting and a quorum of directors may exercise all the powers of directors at a meeting. No business shall be transacted by the directors at a meeting unless a quorum is present.

(f) A director may participate in a Board meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

8 of 10

(g) Directors will maintain the absolute confidentiality of Board deliberations and decisions and information received at meetings, except as may be specified by the Chair, if the information is publicly disclosed by the Company, or as required by applicable law. The views or opinions of individual directors or managers shall be treated with an appropriate level of respect and confidence.

(h) Directors are expected to attend all meetings of the Board and the Board committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting) and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting.

2.18 Special Meetings of the Board

(a) Special meetings of the Board may be held at any time at the call of the Chair and the CEO, or any two directors.

(b) Notice of a special meeting of the Board shall be given to all directors. Such notice shall be sent at least twenty-four (24) hours, exclusive of Saturdays, Sundays and holidays, before the time fixed for the meeting. If all directors are present at such meeting, notice thereof may be waived by them. If notice of the meeting is waived, all directors must sign a waiver.

2.19 Board Minutes

The Chair and the CEO shall be provided with the draft minutes of each meeting of the Board at the next Board meeting. The approved minutes serve as the official record of the Board meeting.

2.20 Information for Board Meetings

(a) All materials submitted for consideration by the Board or by a committee become part of the record of the Board and shall be deposited with the Corporate Secretary for maintenance, safekeeping and access.

(b) Materials assembled in support of Board meetings will be coordinated by the CEO and the Corporate Secretary will distribute them with the Board meeting agenda, prior to the meeting.

(c) Materials distributed to the directors in advance of Board meetings shall be concise, yet complete and prepared in a way that focuses attention on critical issues to be considered.

9 of 10

(d) Reports may be presented during Board meetings by directors, management or staff or by invited outside advisors. Presentations on specific subjects at Board meetings shall briefly summarize the materials sent to directors so as to maximize the time available for discussion on questions regarding the material.

(e) It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

(f) Matters that are brought to the Board for a decision, particularly those of a strategic or financial matter, will be in a format and at a level and type of information that enables the Board to make a decision. The Board and management will agree on the format and the checklist of information items required for the Board to make a decision.

2.20 Board Charter Evaluation

The Board shall periodically review this Board Charter and may update it as required to reflect changes as required by securities regulatory agencies or stock exchanges, or so as to reflect industry standards or corporate practices.

10 of 10

SCHEDULE "E"
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Information Circular includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including, but not limited to, objectives, strategies, intentions and expectations; projections; forecasts; estimates; outlook; guidance; schedules; plans; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, capital and operating costs, and budgets; estimated throughput and processing; statements regarding anticipated construction; and including, but not limited to: the impact of COVID-19 on our operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the completion of the Fekola Solar Plant construction and the expectation that, once completed, it will be the largest off-grid facility in the world and its anticipated effects in reducing heavy fuel oil consumption and the release of CO2e; and in connection with the Company's donation of gold to empower rural communities to save black rhinos in Namibia, the expected use of proceeds of such gold. All statements in this Information Circular that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Terms not defined above have the meaning given to such terms in this Information Circular.

Forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks include, without limitation, the risks, uncertainties and other factors referred to herein and under "Risk Factors" and elsewhere in the Company's Annual Information Form dated March 20, 2020, which can be found on the Company's profile at https://www.sedar.com.

Forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date of such statement, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; our ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the impact of COVID-19 and the restrictions relating thereto on development and exploration activities and operations, including the continued health, availability and cost of labour and the continued availability and use of infrastructure; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors described herein or that are generally associated with the mining industry.

Forward-looking statements are based on the opinions and estimates of our management and reflect their current expectations regarding future events and operating performance and speak only as of the date of such statement. We do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. All of the forward-looking statements contained in this Information Circular are qualified by these cautionary statements.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

North America Toll Free

1-877-452-7184

Outside North America

416-304-0211

Email

assistance@laurelhill.com